


08049948



the knot

2007
ANNUAL REPORT







SELECTED FINANCIAL DATA (in thousands except share and per share data)

YEAR ENDED DECEMBER 31,	2007*	2006*	2005	2004	2003
STATEMENT OF OPERATIONS DATA:					
Net revenues	**$98,688**	$72,679	$51,408	$41,397	$36,697
Gross profit	**80,636**	57,162	40,307	30,253	24,980
Total operating expenses	**64,765**	46,917	36,853	29,138	23,970
Income from operations	**15,870**	10,245	3,454	1,115	1,009
Net income	**11,869**	23,426	3,952	1,275	1,062
EARNINGS PER SHARE:					
Basic	**$0.38**	$0.90	$0.17	$0.06	$0.06
Diluted	**$0.36**	$0.82	$0.16	$0.05	$0.05
WEIGHTED AVERAGE NUMBER OF SHARES:					
Basic	**30,975,457**	26,125,038	22,715,724	22,073,885	18,900,861
Diluted	**32,766,879**	28,496,405	24,878,652	23,650,408	20,308,658

* NET REVENUE AND OPERATING EXPENSES OF WEDDINGCHANNEL.COM, INC. ARE INCLUDED SINCE THE ACQUISTION DATE, SEPTEMBER 8, 2006.

NET REVENUE GROWTH
(in thousands)



$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$36,697
8,724
15,510
12,463
$41,397
10,709
13,064
17,624
$51,408
12,973
12,591
25,844
$72,679
18,060
18,042
36,577
$98,688
19,480
30,174
49,034
2003
2004
2005
2006
2007
NET REVENUE GROWTH KEY
Publishing/Other
Merchandising and Registry Services
Online Advertising

TO OUR STOCKHOLDERS:

I am pleased to report on the activities of our Company in 2007, which was a transformative year for our business. We marked the 10-year anniversary of TheKnot.com in July 2007 and celebrated our accomplishment as the undisputed leader in online bridal media with the integration of the WeddingChannel.com business. Importantly, in 2007 we continued our evolution from a wedding-centric business to a life stage media company. We began significant investments to update our infrastructure and develop our new brands. The completion of these initiatives will position the Company for our next decade of growth as we become the ultimate destination for millions of couples seeking specific information, products, and resources as they pass through the engagement, newly married, and first pregnancy life stages.

2007 Financial Highlights

Our commitment to managing costs and growing our share of advertising budgets continued to be the main drivers of our performance. Some of the year's financial highlights, which reflect the full-year impact resulting from our acquisition of WeddingChannel.com, Inc. in September 2006, include:

- Total revenue increased to $98.7 million, a 36% increase over 2006.
- Net income totaled $11.9 million, or $0.38 per basic and $0.36 per diluted share.
- Net cash generated through operations was $27.2 million, a 54% increase from 2006.

Our financial results reflect our ability to leverage our core assets to maintain strong cash flow even while we make investments that will support our future growth. As a result, we are well positioned to evolve with and capitalize on a media and technology landscape that is in constant flux.

Maintaining our Position in the Bridal Media Market

The Company's business model focuses on leveraging our dominance in the weddings marketplace to create compelling lifestage brands in the newlywed and first time parenting spaces. However, that strategy depends on our ability to continue capturing the bridal audience, which we reinforced with our purchase of our largest competitor in 2006, WeddingChannel.com. Since the acquisition, we have maintained over 80% market share of the online bridal media audience with only an approximate 20% overlap between our major wedding brands. Post acquisition, we were able to reduce WeddingChannel's operating expenses, which contributed to this year's growth in operating margins.

While WeddingChannel's registry business has grown relatively slowly compared to some of our other businesses, we are in the process of doing more to market this new business to drive future growth. Specifically, we are adding new registry partners and distributing our universal registry search tool with distribution partners to drive traffic to the site. Despite these challenges, WeddingChannel's registry business represents a healthy revenue stream and it afforded us an important opportunity to reset the value of our local media. In June 2007 we implemented a 30% price increase for our local advertisers who renewed for a dual listing on The Knot and WeddingChannel combined. These renewals occur on a rolling basis through May 2008, and while we have seen an increase in our average attrition rates, we are confident that this combination provides increased value for our local partners and creates a stronger case for a larger share of the local vendor's marketing budget.

In addition to the integration of the WeddingChannel business, we continued development of The Knot with a brand refresh and the introduction of a new magazine called Best of Weddings. Published once a year, this one of a kind publication is based on a survey administered for The Knot by Harris Interactive and lists the best bridal vendors in each of our 17 local markets according to over 20,000 survey participants.

Beyond the 'White Dress'

With over a million and a half brides each year, we provide our members with the advice and tools that help inform their purchase decisions leading to their big day. Our members plan for an even greater set of purchases after their wedding than before and, in many ways, their post-wedding needs are just as predictable. The Nest Magazine and theNest.com expand our service into many more content categories, making us relevant to a greatly expanded number of advertisers and allowing us to compete for dollars outside the bridal advertising budget.

As the average marriage age increases, over 65% of our members have babies within three years of their wedding. It comes as no surprise that the fastest growing newlywed community on TheNest.com revolved around the topics of conception and pregnancy. We launched TheNestBaby.com and LilaGuide.com in 2007 to meet the needs of this group. By expanding our content, products and services to address the needs of couples getting pregnant for the first time, we are servicing consumers whose purchase behavior resembles that of an engaged couple. They are actively seeking information to help make large purchase decisions that are both time sensitive and last a lifetime. The unique benefit we offer our marketing partners is the ability to reach a highly targeted consumer segment at the precise time that they are making those decisions.

This life stage media strategy is allowing us to become less dependent on bridal advertising. In 2007, we saw a decided shift in the composition of our national advertising revenue as we were able to expand into several bridal categories outside of the traditional bridal space.

Investing in Infrastructure

In addition to completing the integration of the WeddingChannel business and expanding our presence in the baby media category, we began two different initiatives that will substantially increase our operational bandwidth for future growth. The first was the addition of two senior executives to our management team. Our new President and Chief Marketing Officer, Janet Scardino, brings a depth of experience in marketing consumer media brands. While we have excelled at attracting the lion's share of the consumer audience in the engagement life stage with no customer acquisition costs, our advertising revenue growth will be driven by the awareness we are able to build with vendors, advertisers and agencies on both the national and local level for the bridal, newlywed and baby verticals.

Denise Favorule, our new Senior Vice President, Group Publishing Director, has brought with her a wealth of experience and relationships in the traditional media world. In her first six months with the Company she was about to fully staff our sales department with some important hires of senior salespeople who bring strong agency and client relationships.

The second initiative is an aggressive plan to upgrade the majority of the systems that form the technical infrastructure of our business. Much of our back-end technology has been in place since the late nineties and cannot scale to support the next generation of the Company's growth. Therefore, we undertook an ambitious effort to upgrade many of our systems, including our contract entry systems, ad servers, content management systems, and others. These new systems, when fully operational, will enable us to increase operational efficiency, manage ad inventory more effectively, and publish more content more quickly than ever before. With this new technology, it will be possible for us to grow our vendor base, optimize the performance of our national online ad programs, and publish site after site of fresh, local content without substantially increasing our operating expenses. These efforts will continue throughout 2008.

We were please to reinforce our commitment to this aspect of our business with our most recent addition to the management team, Nic Di Iorio, as Executive Vice President and Managing Director, Technology Group. His experience managing technology services for one of the world's largest conglomerate ad agencies will be invaluable as we continue to develop the technical systems necessary to support our role as a marketing partner for thousands of advertisers on both the local and national levels. As we take time to upgrade our systems and hire the people who will allow us to do this, it is important to remember the fundamentals of our business model that will continue to power the Company's success. Our progress to date is the result of constant innovation, creative inspiration and many long hours.

Unique Positioning for Growth

We believe that our Company is well positioned for growth in the coming years. No matter the state of the economy, each year there are about the same number of weddings, the same number of newlyweds setting up joint households, and the same number of first time parents. With the continued movement of ad dollars online and the nature of our self-replenishing, highly targeted user base we believe our value proposition for advertising dollars will continue to be compelling.

Our brands bring together a highly targeted consumer in clearly defined life stages. Our engaged couples, newlyweds and first time parents are seeking new information about how to navigate these life events. They are making important spending decisions within a limited timeframe, making them extremely valuable to an advertising industry that has become increasingly focused on behavioral targeting that moves beyond traditional demographic groups. Our advertising partners understand that they have an opportunity to build a lifelong relationship with a consumer who is making major lifestyle and purchase decisions. Today we are aggressively marketing to an expanded set of industry advertisers which include automotive, banking, insurance, consumer packaged goods, beauty, real estate, home furnishing and pharmaceuticals.

The online media landscape is rapidly fractalizing before our eyes. We anticipate that the rate of change will only accelerate. Our strategy in 2008 will be to expand our network reach by leveraging our deep content and dominant audience market share. Our goal is to remain ahead of the curve, and we have never been in a better position to monetize the potential of our business.

The talent and dedication of the entire Knot team has enabled us over the past 10 years to build the foundation of a truly unique cross-platform media business. With their support and that of our stockholders, we are looking forward to the next decade of our Company's growth.

Sincerely,



David Liu
Chairman of the Board and Chief Executive Officer
April 28, 2008



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2007

Commission File Number 000-28271

THE KNOT, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**13-3895178**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

462 Broadway
6th Floor
New York, New York 10013
(Address of Principal Executive Offices and Zip Code)

(212) 219-8555
(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2007 was approximately $532,796,373. The number of shares outstanding of the registrant's common stock as of March 3, 2008 was 31,712,941. The registrant does not have any non-voting stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2008 Annual Meeting of Stockholders, which we plan to file subsequent to the date hereof, are incorporated by reference into Part III.



THE KNOT, INC.

2007 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

[This page intentionally left blank.]

THIS REPORT MAY CONTAIN PROJECTIONS OR OTHER FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE KNOT. THESE STATEMENTS ARE ONLY PREDICTIONS AND REFLECT THE CURRENT BELIEFS AND EXPECTATIONS OF THE KNOT. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE PROJECTIONS OR FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED IN ITEM 1A ("RISK FACTORS") AND ELSEWHERE IN THIS REPORT. THE KNOT UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

Unless the context otherwise indicates, references in this report to the terms "The Knot," "we," "our" and "us" refer to The Knot, Inc., its divisions and its subsidiaries.

PART I

Item 1. Business.

The Knot, Inc. is a leading lifestage media company targeting couples planning their weddings and future lives together. Our flagship brand, The Knot, is the nation's leading wedding resource, reaching over a million engaged couples each year through the #1 wedding website *TheKnot.com*. Extensions of The Knot brand include The Knot's national and local magazines, The Knot books (published by Random House and Chronicle), and television programming bearing The Knot name (aired on Style Network and Comcast). The Company's subsidiary, *WeddingChannel.com*, is the second largest wedding website overall and the #1 gift registry website. The Nest brand focuses on the newlywed-to-pregnancy lifestage with the popular lifestyle website *TheNest.com*, a home décor book series with Clarkson Potter, The Nest magazine, and baby offshoot *The NestBaby.com*. Also under The Knot, Inc. umbrella are *WeddingTracker.com*, *GiftRegistryLocator.com*, party planning site *PartySpot-.com*, teen-oriented *PromSpot.com*, and local baby services and community site *Lilaguide.com*.

The Knot, Inc. is based in New York, and we have several other offices across the country.

We operate our business as one reportable segment. For additional financial information, please see Item 8, "Consolidated Financial Statements and Schedule."

Industry Background

The Wedding Industry

Each year, approximately 2.2 million couples get married in the United States. According to an independent research report, the domestic wedding market generates over $70 billion in retail sales annually, including gifts purchased from couples' registries. Presumed to be a once-in-a-lifetime occasion, a wedding is a major milestone event; therefore, consumers tend to allocate significant budgets to the wedding and related purchases. The average amount spent on a wedding in the United States in 2007 was approximately $27,000.

Planning a wedding can be a stressful and confusing process. Engaged couples must make numerous decisions and buy expensive items like wedding gowns, wedding rings, photographers, music, caterers, flowers, honeymoons, invitations, bridal registries, and more. In addition to the number of decisions engaged couples face, the fixed date and the emotional significance of the event intensify the stress. For the majority of engaged couples, the process of planning a wedding is an entirely new endeavor. They don't know where to find the necessary information and services, how much services or goods should cost, or when decisions need to be made. These planning decisions are further complicated because many couples choose to have their weddings in locations other than where they live. Researching and soliciting local wedding services from a distant location is extremely difficult. Accordingly, to-be-weds seek a comprehensive resource to connect them to the information, retailers, and vendors they need to plan their weddings. Because of its global reach and capacity to transmit up-to-the-second information, the Internet represents an ideal medium over which to-be-weds can easily access information and communicate with the widely dispersed providers of local wedding resources.

Traditional providers of wedding resources are also offering their services and products online. Like their offline equivalents, however, these online offerings are primarily built upon a single-service, content-based platform. The popularity of online social-networking and user-generated content has changed consumer behavior — in addition to more traditional services, to-be-weds seek a place to connect with other engaged couples and to share their personal stories. The Knot provides a comprehensive solution to their needs by offering planning and purchasing information, interactive tools, and a thriving online community at a single destination.

Vendors and advertisers highly value to-be-weds as a consumer group. Replenished on an annual basis, wielding substantial budgets, and facing a firm deadline, engaged couples are ideal recipients of advertisers' messages and vendors' services and products. During the year prior to and the year following a wedding, the average couple will make more buying decisions and purchase more services and products than at any other time in their lives.

The wedding market also represents significant opportunities for the retail industry. Engaged couples receive gifts from an average of 153 guests, and most spend between $70 and $100. Because items are selected by the engaged couple but paid for by their guests, price sensitivity is minimal and registry products are rarely discounted by retailers. Registering for products in all categories has grown, prompting many national retailers, previously without registries, to enter the gift registry market. Weddings also generate substantial revenues for travel services companies. Honeymoon travel generates an estimated $8 billion annually.

The Knot Services

The Knot offers multiplatform media services to the wedding and newlywed markets.

Online Services

The Knot powers a network of websites under several different brands, most notably *TheKnot.com*, the leading wedding website, *WeddingChannel.com*, the leading wedding registry site, and *TheNest.com*, the leading newlywed site. These sites offer content and services tailored to the wedding and newly married audiences.

Relevant Wedding Content: Weddings are information-intensive events requiring extensive research, planning, and decision-making. Our websites attract and retain a loyal user base by providing creative ideas, up-to-date information, and useful resources to assist in the process of planning a wedding. The sites provide future brides and grooms with searchable databases that draw on thousands of articles about weddings, including planning advice, etiquette, Q&As, real wedding stories, tips on getting engaged, fashion, beauty, grooms, the wedding party, and honeymoons. Each of the content areas offers articles, ideas, and hundreds of photo slideshows covering a wide range of styles, perspectives, budgets, traditions, and ethnicities.

Interactive Tools: The Knot sites offer easy-to-use but powerful, personalized interactive wedding planning tools, including checklists, budgeters, guest list managers, calendars, and reminder services. An online scrapbook gives users the ability to save favorite dresses, articles, photos, vendors, honeymoons, wedding supplies, and other planning information. After a couple's wedding day, these personalized tools are automatically converted on our newlywed website, *TheNest.com*, to help them organize the building of their lives together. The guest list manager is used to track thank-you notes, and couples get an entirely new checklist and budgeter to help them organize their newlywed to-dos and finances.

Personal Wedding Websites: In addition to an invitation, couples use a personal website to convey the details of their wedding celebration. Guests use this site to RSVP, research lodging information, and find out where the couple has registered to purchase wedding gifts. We maintain several services to satisfy this consumer need. *TheKnot.com* and *WeddingChannel.com* offer a basic service for free, and *WeddingTracker.com* and *Wed-o-rama.com* are fee-based services that provide more enhanced personal wedding web pages.

Directed Search: The Knot website offers specific tools to assist with the shopping for key elements of a wedding. The Gowns area of the site is a searchable bridal gown database with more than 20,000 gown images from over 200 designers, plus searchable databases for bridesmaid, mother-of-the-bride, and flower girl dresses, bridal accessories, engagement and wedding rings, and tuxedos. The site also offers search tools for honeymoon resorts, jewelry, and tabletop products. Because the tool results are paid inclusions, the content is thorough, detailed, and up-to-date.

Extensive Local Resource Listings: The Local Resource areas on The Knot websites provide access to the local wedding market through online regional guides that host profiles for over 14,000 local vendors, such as reception halls, bands, florists, and caterers. Each local city guide provides a listing of the area's marriage license offices, upcoming bridal events, photo albums of recent weddings in the area, a Q&A section with a local wedding expert, and a local message board where to-be-weds can discuss vendors in their market. Through our local market expansion, we're able to influence many of the wedding-related decisions and purchases made on the local level.

Active Membership and Community Participation: The Community areas on The Knot websites generate a high degree of member involvement through chats, message boards, blogs, and personalized interactive services. Women who are planning their wedding actively seek forums to exchange ideas and ask questions. We encourage and promote active participation within our online community. The Community areas feature 24-hour chat rooms, which allow our members to interact with other couples as well as our own experts on wedding planning and newlywed issues. In addition to being topic-specific, the message boards can be regionalized, so a member can seek advice from other members in the same geographical area.

User-Generated Content: Through blogs, directed message boards, and photo-posting features, The Knot features vast amounts of user-generated content of the particular interests of our audience. Recent brides post wedding photos, vendor reviews, and their own wedding advice for future brides to use. Recent home purchasers post home-buying stories, before and after photos, and photos of their own home décor ideas. Pregnant women post chronicles of their pregnancies, reviews of their doctors, photos of their nurseries, and stories of their newborns at key developmental stages.

One-Stop Registry Shopping Experience: WeddingChannel.com is the leading registry site online. Our proprietary registry aggregation service offers couples and their guests one place to view all their gift registries via a registry system that searches approximately 2.2 million registries from many retail partners, including Macy's, Bloomingdale's, Tiffany & Co., Crate & Barrel, Neiman Marcus, Williams-Sonoma, Pottery Barn, JCPenney, Starwood Hotels, Sandals Resorts, and others. In partnership with Gifts.com, The Knot also offers a Registry Finder Service, which searches multiple registries at top retailers nationwide, allowing couples and guests to find all their registries in one location.

Convenient, Comprehensive Shopping Experience: The Knot integrates informative content with shopping services, which include a comprehensive array of attendant gifts, favors, and supplies that relate to the wedding itself. We sell wedding supplies direct to consumers through our integrated shopping destinations, The Knot Wedding Shop, and the WeddingChannel store. *ShopForWeddings.com* is our separate online store for wedding supplies, which we developed in order to attract additional users and generate further revenues. These online stores offer over one thousand products, including disposable cameras, wedding bubbles and bells, candy and cookies, ring pillows, toasting flutes, reception decorations, table centerpieces, goblets and glasses, garters, and unity candles. These highly specialized items are often difficult to find through traditional retail outlets, and the purchase of these items is often left to the last minute. We offer personalization options for many of our wedding supplies, such as toasting glasses, cake servers, napkins, ribbons, and wedding attendant gifts and favors. We have our own line of The Knot-branded wedding supplies called The Knot Wedding Collections and our own line of wedding-themed apparel. The Knot Wedding Collections, which can be personalized as well, include ring pillows, flower girl baskets, guest books, and pens. Our exclusive To-Be-Wed Wear apparel includes tees, tanks, hats, sweats, and intimates, enabling the bride to wear her status in style. Consumers can place orders 24-hours a day online, through a toll-free number, fax, or mail. We fulfill all wedding supply orders from our Redding, California facility.

Broadband Video Content: The Knot TV is a 24/7 stream of The Knot's wedding content in video form, from shows about choosing the most creative cake to tips on hiring the best videographer, honeymoon roundups, and real weddings across the country. The Knot TV On Demand is where brides can choose from dozens of bridal fashion runway shows to watch when they want, including shows on the latest trends in dresses, silhouettes, necklines, and accessories. Our video content is also distributed to MSN.com video and Comcast Cable onDemand.

Informative Email: Members of The Knot websites subscribe to newsletters and email updates, many of which are targeted with specific information for the stage where these members are in their wedding planning process. Other newsletters and emails are focused on specific topics, such as honeymoon deals. Personalized emails containing relevant local information or offers, such as upcoming bridal events or dress sample sales, are also a key part of this service.

We recognize the importance of maintaining confidentiality of member information, and we have established a privacy policy to protect personal information. Our current privacy policy is set forth on our sites, and we are a licensee of the TRUSTe Privacy Program. Our policy is not to share any member's personal identifying information with any third party without the member's permission, but we may share aggregated information about our members with other prescreened organizations who have specific direct-mail product and service offers we think may be of interest to our members. We may share aggregated member information with third parties, such as zip code or gender. In addition, we may use information revealed by members and information built from user behavior to target advertisements, content, and email.

Sister Sites and Services: The Knot also owns and operates additional smaller websites that offer unique services of interest to our core audience of engaged couples. These include niche weddings sites, *ChineseWeddingsbyTheKnot.com* and *BeachWeddingsbyTheKnot.com. PromSpot.com* provides ideas, dress directories, and local listings of interest to teens going to prom. *PartySpot.com* is a local listing-focused site servicing families planning large life-event parties such as bar mitzvahs, anniversary and engagement parties, quinceaneras, and sweet sixteens. Local baby services and community site, *Lilaguide.com,* features over 35,000 product and vendor listings reviewed by parents in more than 100 local markets.

Offline Services

The Knot Weddings Magazine: We publish *The Knot Weddings Magazine* semiannually. This national publication is a comprehensive, searchable shopping guide providing directories of wedding gowns, fine jewelry, china, home products, invitations, wedding supplies, honeymoon packages, and local wedding vendors. The gown section, which features hundreds of dresses from the industry's top designers, is organized alphabetically by designer, and each gown image includes essential information that's not found in other bridal magazines: the price range, a detailed description, a directory of store listings, and a coordinating URL that directs readers to The Knot website for additional dresses by the same designer. Also featured is an extensive array of photos of wedding party attire and accessories, including bridesmaid, mother-of-the-bride, and flower girl dresses, as well as veils, shoes, and tuxedos. Understanding the importance of localized wedding planning information, we include a unique tool in the magazine: the local resource directory. Brides can look through over 800 detailed local vendor listings of photographers, reception halls, florists, caterers, entertainers, and other wedding vendors providing the services and products required for their weddings. We sell *The Knot Weddings Magazine* through newsstands, bookstores, and on our website.

The Knot Local Wedding Magazines: We publish regional wedding magazines semiannually in 17 markets in the United States. The Knot's regional magazines combine national editorial content with up-to-date, region-specific information, including sections featuring real weddings within the market, making these publications a must-have wedding planning companion for engaged couples.

The Knot Best of Weddings Magazine: In April 2007, we launched *The Knot Best of Weddings*, a by-brides-for-brides guide to the top wedding sites, photographers, florists, and more in over 40 key cities across the United States. We currently intend to publish this magazine annually.

The Knot Book Series: We offer a library of up-to-date wedding books authored by our editor-in-chief Carley Roney and published by Random House and Chronicle Books. Our first three-book planning series features extensive information on everything a bride and groom need to know when planning their wedding and includes worksheets, checklists, etiquette, and answers to frequently asked questions. Our gift book series includes *The Knot Book of Wedding Gowns*, *The Knot Book of Wedding Flowers*, *The Knot Bride's Journal*, *The Knot Guide for the Mother of the Bride*, and *The Knot Guide for the Groom.*

In March 2006, we signed a new three-book deal. The first title in this series, *The Knot Guide to Destination Weddings,* which provides planning advice on this popular wedding style, was published in March 2007. *The Knot Book of Lists* was published in January 2008.

The Nest Magazine: In July 2006, we launched *The Nest,* our new lifestyle magazine. This glossy, photo-rich publication features articles of interest to recently married couples — buying a home, managing your money, decorating ideas, easy weekday dinners, relationship advice, and more. A new issue of this controlled circulation publication is distributed to appropriate members of The Knot audience on a quarterly basis.

The Nest Book Series: In March 2006, we signed a book deal for The Nest brand with Clarkson Potter. The first book in the series, *The Nest Newlywed Handbook*, goes in-depth on the topics of interest to the newlywed, from changing your name to deciding how to divide up the daily chores. The second title, *The Nest Home Design Handbook*, a four-color, photo-filled book, will be published in the spring of 2008.

Integrated Media Marketing Programs

We provide national and local advertisers with targeted access to couples who are actively seeking information and advice and making meaningful spending decisions related to all aspects of their weddings and setting up their lives together. We offer advertisers and sponsors the opportunity to establish brand loyalty with first-time purchasers of many products and services.

Online Advertising Programs: Editorial content and advertising are often integrated on our sites, providing extensive contextual advertising opportunities for our clients. Contextual advertising enables our advertisers to create powerful brand association between their products and services and millions of our brides, grooms, and newlyweds through targeted placement. For example, an article about wedding rings may feature an engagement ring builder tool sponsored by a national jeweler, or a special feature on beauty may feature makeup tools and how-tos by a leading cosmetics company. In addition to traditional banners and text links, we offer custom-developed, full-service marketing programs, complete with interactive tools, mini-sites, games, sweepstakes, directory listings, special feature content sponsorships, lead generation opportunities, as well as inclusion of special offers in our membership gateway. Companies may enter into arrangements to exclusively sponsor entire content areas for additional prominence. We also conduct market research on behalf of advertisers by surveying our audience to provide key insight on levels of interest in products, services, brand associations, and awareness. In addition, we offer national advertisers the opportunity to sponsor content on The Knot TV, a streaming video channel that broadcasts 24/7 on our website. The Knot TV platform can be used for customized, sponsored programming of The Knot and for 30- second prefabricated commercials.

Cross Platform Advertising Programs: With The Knot's publication of regional and national magazines, we've expanded the scope of the integrated marketing programs we offer to our online advertisers to include many offline features. For example, a program for an online sponsor could also include regional or national print advertising or customized inserts in our magazines. We've designed category specific, standardized advertising programs in *The Knot Weddings Magazine* for jewelry, tabletop, invitations, and travel. These programs allow a broad range of advertisers to gain targeted national exposure.

Targeted Direct Marketing Opportunities: Given that The Knot's members provide their name, address, email address, and wedding date, we're able to provide our advertising clients with uniquely targeted direct marketing opportunities. Clients can send messages through The Knot email lists that are targeted by geographical markets or to a specific stage in a couple's wedding planning timeline.

Local Advertising Programs: Over 14,000 local businesses currently advertise on our websites. The Knot offers several tiers of cost-effective advertising programs online, in print and via e-mail. Vendors can supplement their print advertisements with profiles and sponsorship badges within their appropriate online city guide, and they can also reach their markets through targeted local newsflash emails. Also, we offer programs to local vendors that include advertising placement in our national magazine. Our efforts to attract local advertisers are supported by a sales force of approximately 60 representatives in markets around the U.S.

The Knot Strategy

Our strategy is to expand our position as a leading lifestage media company providing comprehensive information, services, and products to couples from engagement through pregnancy on multiple platforms that keep in step with the changing media landscape.

Increase Our Market Share and Leverage Assets. Acquiring companies or services that are complementary to our business increases our leverage with advertisers as well as our ability to satisfy our customers. The acquisition of WeddingChannel has significantly increased our share of the online bridal audience and provides additional opportunities to leverage our local and national sales forces as well as our wedding merchandise offerings. WeddingChannel's registry search platform will also enhance the service we're able to provide all of our engaged couples and their wedding guests. The launch of *PartySpot.com* leverages our technologies as well as our local sales force and vendor relationships to provide local party planning information to families hosting rehearsal dinners, bar mitzvahs, sweet sixteens, and graduation parties.

Deepen Our Relationship with Our Audience. A large and active membership base is critical to our success. Annual new membership has remained generally consistent in recent years. Membership enrollment is free and gives members the use of important services, such as free personal wedding web pages, message boards, interactive planning tools, wedding checklists, and wedding gown databases. Our priority in the wedding space is to increase the depth of member engagement with our sites through new content and product offerings, additional interactive premium services, and active community participation. We also acquire and create properties to expand our services. Our websites, *WeddingTracker.com* and *Wed-o-rama.com*, allow us to offer our engaged couples premium personal wedding web page design and hosting for a fee.

Expand into Other Lifestages and Services. In the first years of marriage, The Knot's members will spend even more than they did on their weddings as they buy and furnish homes, organize their finances, and start having children. With *TheNest.com*, we're now extending our relationship with our core membership base — and new advertiser categories — by providing access to services and products relevant to newlyweds and growing families. Getting pregnant is another intense event for young married couples, and we believe there's an opportunity to continue serving our audience as they enter this significant lifestage. The launch of *TheNestBaby.com* extends our social network to provide pregnant moms and new parents with essential information such as stage-by-stage advice, expert Q&As, interactive tools, checklists, as well as local event listings and resource reviews in more than 100 local markets powered by sibling site *Lilaguide.com*.

Leverage Brands and New Media Platforms. Maintaining our strong brands is critical to attracting and expanding both our online and offline user base and securing our leading position in the bridal market and beyond. Distribution on new media platforms is a key effort in our brand-building. We have been a leader in the production and distribution of high-quality video content online. This branded wedding video content has been popular on TheKnot.com and has also gained us increased visibility on distribution partner portal MSN. In 2004, we partnered with Comcast, the nation's leading cable and broadband provider, to launch The Knot Weddings channel, the first-ever all-weddings Video-on-Demand service. In April 2007, we kicked off our strategic partnership with Style Network with our branded TV special, "My Celebrity Wedding by The Knot," a new spinoff that showcased a wedding inspired by a celebrity ceremony, planned by The Knot's Editor in Chief Carley Roney. The second branded segment, "My Destination Wedding with The Knot," aired in December of 2007.

Aggressive public relations outreach is another key tool we use to promote our brands. In the last 12 months, Carley Roney, as a leading wedding and lifestyle expert, has appeared on more than 35 national and local television programs promoting The Knot, The Nest, and The Nest Baby brands. In addition, in spring 2007, our WeddingChannel brand was featured during a seven-week wedding series on Fox Television's daytime talk show *Mike & Juliet*.

Key Customer

One customer, Macy's, accounted for approximately 10% of our consolidated net revenues during the year ended December 31, 2007. We expect that Macy's will continue to represent a significant portion of our net revenues in the future, especially with the consolidation that is occurring in the retail industry. The loss of Macy's as a customer or a reduction in the amount of our net revenues generated by Macy's could have a material adverse effect on our business, results of operations or financial condition. As of December 31, 2007, Macy's beneficially owned 11.6% of our common stock.

Competition

The Internet advertising and online wedding markets are rapidly evolving and intensely competitive, and we expect competition to intensify in the future. There are many wedding-related sites on the Internet developed and maintained by online content providers. Emerging forms of online media such as blogs are proliferating rapidly. Retail stores, manufacturers, wedding magazines and regional wedding directories also have online sites which compete with us for online advertising and merchandise revenue. We expect competition to increase because of the business opportunities presented by the growth of the Internet and e-commerce. Competition may also intensify as a result of industry consolidation and a lack of substantial barriers to entry in our market.

We also face competition for our services from bridal magazines. Bride's and Modern Bride, both published by Condé Nast, are the two dominant bridal publications in terms of revenue and circulation. We believe that the principal competitive factors in the wedding market are brand recognition, convenience, ease of use, information, quality of service and products, member affinity and loyalty, reliability and selection. As to these factors, we believe that we compete favorably. Our dedicated editorial, sales and product staffs concentrate their efforts on producing the most comprehensive wedding resources available.

Generally, many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources and high name recognition. Therefore, these competitors have significant ability to attract advertisers and users. In addition, many competitors such as blogs may be able to respond more quickly than we can to new or emerging technologies and changes in Internet user requirements and other competitors may be able to devote greater resources than we do to the development, promotion and sale of services. There can be no assurance that our current or potential competitors will not develop products and services comparable or superior to those developed by us or adapt more quickly than we do to new technologies, evolving industry trends or changing Internet user preferences. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would materially and adversely affect our business, results of operations and financial condition.

Infrastructure, Operations and Technology

Our technology infrastructure provides for continuous availability of our online services. There are three major components to our online services comprised of our web, domain name service ("DNS") and database servers. Our web and DNS servers are fully redundant and allow for the failure of multiple components. We have multiple database servers serving various parts of our site allowing us to section parts of the site for maintenance and upgrades.

Our operation is dependent on the ability to maintain our computer and telecommunications system in effective working order and to protect our systems against damage from fire, theft, natural disaster, power loss, telecommunications failure or similar events. Our systems hardware is co-located at Sungard AS Corporation's Austin, Texas data center and at IBM Global Services' facilities in Los Angeles, California; and our operations depend, in part, on Sungard's and IBM's ability to protect its own systems and our systems from similar unexpected adverse events. Sungard and IBM provide us with auxiliary power through the use of battery and diesel generators in the event of an unexpected power outage. We maintain multiple backups of our data, thus allowing us to quickly recover from any disaster. Additionally, at least once a week, copies of backup tapes are sent to off-site storage. As an additional measure to ensure availability of our sites, we have begun the process of setting up a disaster recovery datacenter run by Qwest Communications in Burbank, California. This facility will provide us with a "warm" standby location to transfer our sites in the event of a catastrophic failure in the Austin Sungard facility. We are in the process of performing the installation and currently expect to have this completed in 2008.

Regular capacity planning allows us to upgrade existing hardware and integrate new hardware to react quickly to a rapidly expanding member base and increased traffic to our sites. We generally operate at 99% uptime and experience no unexpected downtime. We employ several layers of security to protect data transmission and prevent unauthorized access. We keep all of our production servers behind firewalls. No outside access is allowed. Strict password management and physical security measures are followed. All systems are monitored 24/7, and emergency response teams respond to all alerts. We have also contracted the services of an outside company to independently monitor the site, including the e-commerce section of the site, to ensure that the site is available, that users can add items to their cart and that the checkout process completes successfully. E-commerce transactions employ secure sockets layer encryption to secure data transmitted between clients and servers. Credit card information captured during e-commerce transactions is never shared with outside parties, and we provide shoppers with a toll-free number to place orders by phone as an alternative to completing a transaction online.

Beginning in 2007, we commenced an overhaul of our legacy technology platforms, including our contract entry systems, our content management system and our ad server. Our ad server was transitioned to a new system in the fourth quarter of 2007 and affords better reporting, allows for more efficient handling of rich media campaigns and provides more accurate forecasting and optimization of our ad inventory. Our new content management system was implemented in 2007 for *TheNest.com*, and we plan to transition *TheKnot.com* and *WeddingChannel.com* to the new content management system in 2008. We are in the process of modernizing our local sales contract entry system.

Historically, key content management and e-commerce components were designed, developed and deployed by our in-house technology group, and we also licensed commercially available technology when appropriate in lieu of dedicating our own human and financial resources. We have continued to do so where appropriate for our new technology platforms, and have also engaged outside technology service firms to help in the completion of these projects.

Seasonality

We believe that the impact of the frequency of weddings from quarter to quarter results in lower registry services and merchandise revenues in the first and fourth quarters.

Government Regulation

Laws applicable to e-commerce, online privacy and the Internet generally are becoming more prevalent. It is possible that new laws and regulations may be adopted regarding the Internet or other online services in the United States and foreign countries. Such new laws and regulations may address user privacy, freedom of expression, unsolicited commercial e-mail (spam), pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The nature of such legislation and the manner in which it may be interpreted and enforced cannot be fully determined at this time. Such legislation could subject us and/or our customers to potential liability or restrict our present business practices, which, in turn, could have an adverse effect on our business, results of operations and financial condition. In addition, the FTC has investigated the privacy practices of several companies that collect information about individuals on the Internet. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use generally, which, in turn, could decrease the demand for our service or increase our cost of doing business or in some other manner have a material adverse effect on our business, results of operations and financial condition.

Specifically, several states have proposed or adopted legislation that would limit the use and disclosure of personally identifiable information gathered online about users. To obtain membership on our sites, a user must disclose their name, address, e-mail address and role in the wedding. We do not currently share any member's personal identifying information to third parties without the member's prior consent. We may share aggregated member information with third parties, such as a member's zip code or gender and may use information revealed by members and information built from user behavior to target advertising, content and e-mail. Because we rely on the collection and use of personal data from our members for targeting advertisements, we may be harmed by any laws or regulations that restrict our ability to collect or use this data.

Privacy concerns in general may cause visitors to avoid online sites that collect behavioral information and even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our services. In addition, if our privacy practices are deemed unacceptable by watchdog groups or privacy advocates, such groups may attempt to harm our business by blocking access to our sites or disparaging our reputation and our business, and may have a material effect on our results of operation and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. It is uncertain how such existing laws may apply to or address the unique issues of the Internet and related technologies. For example, because our services are accessible throughout the United States, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state. We are currently qualified to do business in several states, however, our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could harm us.

The international regulatory environment relating to the Internet market could have a material and adverse effect on our business, results of operations and financial condition if we elect to expand internationally. In particular, the European Union privacy regulations limit the collection and use of some user information and subject data collectors to a restrictive regulatory regime. The cost of such compliance could be material, and we may not be able to comply with the applicable national regulations in a timely or cost-effective manner, if at all. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition.

Intellectual Property and Proprietary Rights

We own a portfolio of trademarks and trade names, including The Knot, The Nest and WeddingChannel. We also own copyrights, including certain content in our websites and designs on certain of our products. These intellectual property rights are important to our marketing efforts. Our owned brands are protected by registration or otherwise in the United States. These intellectual property rights are enforced and protected from time to time by litigation.

Each trademark registration in the United States has a duration of ten years and is subject to an indefinite number of renewals for a like period upon appropriate application. The duration of property rights in trademarks, service marks and trade names in the United States, whether registered or not, is predicated on our continued use. Trademarks registered outside of the United States have a duration of between seven and fourteen years depending upon the jurisdiction and are also generally subject to an indefinite number of renewals for a like period upon appropriate application. We are using all of our material marks. The Knot and The Nest are some of the trademarks that we have registered with the U.S. Patent and Trademark Office. We have renewed the registrations (or applied for variant forms of the registration, where appropriate, to assure continued protection) of our material registered trademarks. We plan to continue to use all of our material brand names and marks and to renew the registrations of all of our material registered trademarks so long as we continue to use them.

Our subsidiary, WeddingChannel, holds various patents for its systems and methods for registering gift registries and for purchasing gifts. We do not have any registered copyrights.

We have granted licenses to other parties to sell specified products under trademarks in specified distribution channels and geographic areas. Some of these license agreements contain advertising commitments. Some are for a short term and may not contain specific renewal options. We do not license from third parties any trademarks that are material to our business.

Employees

As of December 31, 2007, we had a total of 451 employees, of which 152 were involved in product and content development, 244 were involved in sales and marketing and 55 were involved in general and administrative functions. None of our employees is represented by a labor union. We have not experienced any work-stoppages, and we consider relations with our employees to be good.

Available Information

The Knot's website is located at *www.theknot.com*. The Knot makes available free of charge, on or through our website, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with, or furnishing to, the Securities and Exchange Commission ("SEC"). Information contained on The Knot's website is not part of this report or any other report filed with the SEC.

The Knot's Corporate Governance Guidelines, Code of Business Conduct and Ethics that applies to all officers, directors and employees, Code of Ethics for the Chief Executive Officer and Senior Financial Officers (and any amendments to, or waivers under such code) and the charters of the Audit, Compensation and Nominating and Corporate Governance Committees of our Board of Directors are also available on The Knot's website and are available in print to any stockholder upon request by writing to The Knot, Inc., 462 Broadway, 6th Floor, New York, New York, 10013, Attention: Investor Relations.

Item 1A. Risk Factors

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to other information in this Annual Report on Form 10-K, the following risk factors should be carefully considered in evaluating our business because such factors currently or may have a significant impact on our business, operating results or financial condition. This Annual Report on Form 10-K may contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Report. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Risks Related to Our Business

Our online wedding-related and other websites may fail to generate sufficient revenues to survive over the long term.

Our model for conducting business and generating revenues remains unproven. Our business model depends in large part on our ability to generate revenue streams from multiple sources through our online sites, including online sponsorship and advertising fees from third parties and online sales of wedding gifts and supplies.

It is uncertain whether wedding-related, newlywed and pregnancy/baby online sites that rely on attracting sponsors and advertisers, as well as people to purchase wedding gifts and supplies, can generate sufficient revenues to survive over the long term. For our business to be successful, we must provide users with an acceptable blend of products, information, services and community offerings that will attract wedding and other consumers to our online sites frequently. In addition, we must provide sponsors, advertisers and vendors the opportunity to reach these consumers. We provide our services to users without charge, and we may not be able to generate sufficient revenues to pay for these services.

We also face many of the risks and difficulties frequently encountered in rapidly evolving and intensely competitive markets, including the online advertising and e-commerce markets. These risks include our ability to:

- increase the audience on our sites;
- broaden awareness of our brand;
- strengthen user loyalty;
- offer compelling content;
- maintain our leadership in generating traffic;
- maintain our current, and develop new, strategic relationships;
- attract a large number of advertisers from a variety of industries;
- respond effectively to competitive pressures;
- continue to develop and upgrade our technology; and
- attract, integrate, retain and motivate qualified personnel.

Accordingly, we are not certain that our business model will continue to be successful or that we can sustain revenue growth or profitability.

We incurred losses for many years following our inception and may incur losses in the future.

While we have achieved profitability in recent fiscal years, we have accumulated losses. As of December 31, 2007, our accumulated deficit was $6.9 million. We expect to continue to incur significant operating expenses and, as a result, we will need to generate significant revenues to maintain profitability. We cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. Failure to maintain profitability may materially and adversely affect our business, results of operations and financial condition as well as the market price of our common stock.

We lack significant revenues and may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall.

Our revenues for the foreseeable future will remain dependent on online user traffic levels, advertising activity (both online and offline), the extension of our brands into other lifestages and services, and the expansion of our e-commerce activity. In addition, we plan to expand and develop content and to continue to upgrade and enhance our technology and infrastructure. We incur a significant percentage of our expenses, such as employee compensation, prior to generating revenues associated with those expenses. Moreover, our expense levels are based, in part, on our expectation of future revenues. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If we have a shortfall in revenues or if operating expenses exceed our expectations or cannot be adjusted accordingly, then our results of operations would be materially and adversely affected.

If sales to sponsors or advertisers forecasted in a particular period are delayed or do not otherwise occur, our results of operations for a particular period would be materially and adversely affected.

The time between the date of initial contact and the execution of a contract with a national sponsor or advertiser is often lengthy, typically ranging from six weeks for smaller programs and several months for larger programs, and may be subject to delays over which we have little or no control including:

- the occurrence of extraordinary events, such as the attacks on September 11, 2001;
- advertisers' budgetary constraints;
- advertisers' internal acceptance reviews;
- the success and continued internal support of advertisers' and sponsors' own development efforts; and
- the possibility of cancellation or delay of projects by advertisers or sponsors.

During the sales cycle, we may expend substantial funds and management resources in advance of generating sponsorship or advertising revenues. Accordingly, if sales to advertisers or sponsors forecasted in a particular period are delayed or do not otherwise occur, we would generate less sponsorship and advertising revenues during that period, and our results of operations may be adversely affected.

Our quarterly revenues and operating results are subject to significant fluctuation, and these fluctuations may adversely affect the trading price of our common stock.

Our quarterly revenues and operating results have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

- the level of online usage and traffic on our websites;
- seasonal demand for e-commerce including sales of registry products and wedding-related merchandise;
- the addition or loss of advertisers;
- the advertising budgeting cycles of specific advertisers;
- the regional and national magazines' publishing cycles;
- the amount and timing of capital expenditures and other costs relating to the expansion of our operations, including those related to acquisitions;
- the introduction of new sites and services by us or our competitors;
- changes in our pricing policies or the pricing policies of our competitors; and
- general economic conditions, as well as economic conditions specific to the Internet, online and offline media and electronic commerce.

We do not believe that period-to-period comparisons of our operating results are necessarily meaningful and you should not rely upon these comparisons as indicators of our future performance.

Due to the foregoing factors, it is also possible that our results of operations in one or more future quarters may fall below the expectations of investors and/or securities analysts. In such event, the trading price of our common stock is likely to decline.

Because the frequency of weddings vary from quarter to quarter, our operating results may fluctuate due to seasonality.

Seasonal and cyclical patterns may affect our revenues. Wedding related merchandise revenues and registry sales generally are lower in the first and fourth quarters of each year. As a result of these factors, we may experience fluctuations in our revenues from quarter to quarter.

WeddingChannel's registry services business is dependent on third parties. If any of these third parties do not perform as expected, our revenues could decline.

Our registry services business is dependent on the continued use of the WeddingChannel website by our retail partners whose registries are posted on the website. While Macy's, Inc. ("Macy's") entered into an extension of their registry services contract with WeddingChannel in 2006, various other retailers have contracts with WeddingChannel that are coming up for renewal in the near future. In the event that one or more retail partners should decide not to renew their registry services agreements with WeddingChannel, that could materially and adversely affect our business, results of operations and financial condition.

Our registry services business is also dependent on our retail partners keeping their respective websites operational, as well as on the traffic which visits those sites. We also rely on information provided by these partners to update and integrate registry information daily. Any decline in traffic or technical difficulties experienced by these websites may negatively affect our revenues.

The fulfillment and delivery of products purchased by customers using our registry services is administered by our retail partners and, therefore, we are dependent on our retail partners to manage inventory, process orders and distribute products to our customers in a timely manner. If our retail partners experience problems with customer fulfillment or inventory management, or if we cannot integrate our processes with those of our partners, our business, results of operations and financial condition would be harmed.

The retail services business is highly competitive. Our retail partners compete for customers, employees, locations, products and other important aspects of their businesses with many other local, regional, national and international retailers, both online and offline. We are dependent on our retail partners to manage these competitive pressures, and to the extent they are unable to do so, we may experience lower revenue and/or higher operating costs, which could materially and adversely affect our results of operations.

We have invested in securities that are subject to market risk and the current negative liquidity conditions in the global credit markets could adversely affect the value of our assets.

We have short-term investments totaling $59.0 million in auction rate securities as of March 3, 2008. All of these investments are AAA/Aaa rated variable rate debt securities whose interest rates reset every 35 days. These securities are collateralized by student loans, with approximately 92% of such collateral in the aggregate guaranteed by the United States government under the Federal Family Education Loan Program. $3.0 million of these securities have an underlying maturity date of November 1, 2009 while the remaining securities have underlying maturity dates ranging from March 1, 2022 through December 1, 2041.

From February 14, 2008 through March 3, 2008, several auctions have failed representing securities totaling $48.2 million. An auction failed when there was insufficient demand. However, this does not represent a default by the issuer of the auction rate security. Upon an auction failure, the interest rates reset based on a formula contained in the security, which rate is generally higher than the current market rate. The reset interest rates on the auction rate securities currently held by us range from a short-term debt index plus 150 to 250 basis points, to as high as 14%. Each failed auction will be assessed individually but based on the current information at hand, we have no reason to believe that any of the underlying issuers of our auction rate securities are presently at risk or that these securities are otherwise impaired. However, if these issuers are unable to successfully close future auctions and their credit ratings deteriorate, we may be required to record an impairment charge on these investments in the future. Additionally, if such issuers default with respect to such securities, we may no longer continue to receive any interest and may be required to record a further impairment charge on such investments. In the event we need to access these funds, we could be required to sell these securities at an amount below our original purchase value. If we are unable to liquidate these investments as necessary to execute our current business plan, we may need to change or postpone such business plan or find alternative financing, if available, for such business plan. Any of these events could materially affect our results of operations and our financial condition.

We depend on our strategic relationships with other websites.

We depend on establishing and maintaining distribution relationships with high-traffic websites such as MSN and Comcast for a portion of our traffic. There is intense competition for placements on these sites, and we may not be able to continue to enter into such relationships on commercially reasonable terms, if at all. Even if we enter into or maintain distribution relationships with these websites, they themselves may not attract a significant number of users. Therefore, our sites may not receive additional users from these relationships. Moreover, we may be required to pay significant fees to establish and maintain these relationships. Our business, results of operations and financial condition could be materially and adversely affected if we do not establish and maintain strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in increased use of our websites.

The market for Internet advertising is still developing, and if the Internet fails to gain further acceptance as a media for advertising, we would experience slower revenue growth than expected or a decrease in revenue and would incur greater than expected losses.

Our future success depends, in part, on a significant increase in the use of the Internet as an advertising and marketing medium. Total online sponsorship and advertising revenues constituted approximately 50% of our net revenues for each of the years ended December 31, 2005, 2006 and 2007. The Internet advertising market is still developing, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand for and market acceptance of Internet advertising solutions are uncertain. Many of our current and potential customers have little or no experience with Internet advertising and have allocated only a limited portion of their advertising and marketing budgets to Internet activities. The adoption of Internet advertising, particularly by entities that have historically relied upon traditional methods of advertising and marketing, requires the acceptance of a new way of advertising and marketing. These customers may find Internet advertising to be less effective for meeting their business needs than traditional methods of advertising and marketing. Furthermore, there are software programs that limit or prevent advertising from being delivered to a user's computer. Widespread adoption of this software by users would significantly undermine the commercial viability of Internet advertising.

We may be unable to continue to build awareness of The Knot, WeddingChannel and The Nest brand names, which would negatively impact our business and cause our revenues to decline.

Building and maintaining recognition of our brand is critical to attracting and expanding our online user base and our offline readership. Because we plan to continue building brand recognition, we may find it necessary to accelerate expenditures on our sales and marketing efforts or otherwise increase our financial commitment to creating and maintaining brand awareness. Any failure to successfully promote and maintain our brand would adversely affect our business and cause us to incur significant expenses in promoting our brand without an associated increase in our net revenues.

Our business could be adversely affected if we are not able to successfully integrate any future acquisitions or successfully operate under our strategic partnerships.

In the future, we may acquire, or invest in, complementary companies, products or technologies or enter into new strategic partnerships. Acquisitions, investments and partnerships involve numerous risks, including:

- difficulties in integrating operations, technologies, products and personnel;
- diversion of financial and management resources from existing operations;
- risks of entering new markets;

- potential loss of key employees; and
- inability to generate sufficient revenues to offset acquisition or investment costs.

The costs associated with potential acquisitions or strategic alliances could dilute your investment or adversely affect our results of operations.

To pay for an acquisition or to enter into a strategic alliance, we might use equity securities, debt, cash, or a combination of the foregoing. If we use equity securities, our existing stockholders may experience dilution. In addition, an acquisition may involve non-recurring charges, including writedowns of significant amounts of intangible assets or goodwill. The related increases in expenses could adversely affect our results of operations. Any such acquisitions or strategic alliances may require us to obtain additional equity or debt financing, which may not be available on commercially acceptable terms, if at all.

Our acquisition of WeddingChannel may adversely affect our financial results.

We are accounting for our acquisition of WeddingChannel using purchase accounting. As a result, we have taken a charge against our earnings for amortization of intangibles with a finite life, and we may be required to take other non-recurring charges, including writedowns of significant amounts of intangible assets with indefinite lives or goodwill. Our results of operations and financial condition may be harmed by such charges.

If we cannot protect our domain names, it will impair our ability to successfully promote our brands.

We currently hold various web domain names, including *www.theknot.com*, *www.weddingchannel.com* and *www.thenest.com*, that are critical to the operation of our business. The acquisition and maintenance of domain names, or Internet addresses, generally is regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, it is unclear whether laws protecting trademarks and similar proprietary rights will be extended to protect domain names. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. We may not successfully carry out our business strategy of establishing a strong brand for The Knot, WeddingChannel or The Nest if we cannot prevent others from using similar domain names or trademarks. This could impair our ability to increase market share and revenues.

Our business and prospects would suffer if we are unable to protect and enforce our intellectual property rights.

We rely on copyright, trademark, patent and other intellectual property laws to protect our proprietary rights in our proprietary technology, processes, designs, content and other intellectual property to the extent such protection is sought or secured at all. We also depend on trade secret protection through, among other things, confidentiality agreements and/or invention assignment agreements with our employees, licensees and others and through license agreements with our licensees and other partners. We may not have agreements containing adequate protective provisions in every case, and the contractual provisions that are in place may not provide us with adequate protection in all circumstances. In addition, the steps we might otherwise take may not be adequate to protect against infringement and misappropriation of our intellectual property by third parties.

Despite our efforts to protect our intellectual property rights, intellectual property laws afford us only limited protection. A third party may be able to develop similar or superior technology, processes, content or other intellectual property independently. In addition, monitoring the unauthorized use of our intellectual property, including our copyrights, trademarks and service marks, is difficult. The unauthorized reproduction or misappropriation of our intellectual property rights could enable third parties to benefit from our technology without paying us for it, could diminish the value of our brands, competitive advantages or goodwill, and could result in decreased sales. If this occurs, our business and prospects would be materially and adversely affected.

Disputes concerning the ownership, or rights to use, intellectual property could be costly and time-consuming to litigate, may distract management from other tasks of operating the business and may result in our loss of significant rights and the loss of our ability to operate our business. Litigation has been and may continue to be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type has resulted in and could in the future result in further substantial costs and diversion of resources, may result in counterclaims or other claims against us and could significantly harm our results of operations.

Furthermore, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. In addition, we have not obtained copyright and trademark protection for all of our proprietary technology, processes, content and brands in all of the countries where we sell our products or otherwise operate. This could leave us helpless to stop potential infringers or possibly even unable to sell our products or provide our services in certain territories.

Our services and products may infringe the intellectual property rights of third parties, and any disputes with or claims by third parties alleging our infringement or misappropriation of their proprietary rights could require us to incur substantial costs and distract our management, and could otherwise have a negative impact on our business.

Other parties have asserted in the past and may assert in the future claims alleging infringement of third party proprietary rights, including with respect to copyright, trademark, patent or other intellectual proprietary rights important to our business. If we are subject to claims of infringement or are infringing the rights of third parties, we may not be able to obtain licenses to use those rights on commercially reasonable terms, if at all. In that event, we could need to undertake substantial reengineering to continue our online offerings. Any effort to undertake such reengineering might not be successful. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or otherwise operating our business. Any claim of infringement, even if the claim is invalid or without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business, could be time-consuming, could result in costly settlements, litigation or restrictions on our business and could damage our reputation.

Increased competition in our markets could reduce our market share, the number of our advertisers, our advertising revenues and our margins.

The Internet advertising and online wedding markets are rapidly evolving. Additionally, both the Internet advertising and online wedding markets and the wedding magazine publishing markets are intensely competitive, and we expect competition to intensify in the future. We face competition for members, users, readers and advertisers from the following areas:

- online services, websites or blogs targeted at brides and grooms as well as the online sites of retail stores, manufacturers and regional wedding directories;
- bridal magazines, such as *Brides* and *Modern Bride* (both part of the Condé Nast family); and
- online and retail stores offering gift registries, especially from retailers offering specific bridal gift registries.

We expect competition to increase because of the business opportunities presented by the growth of the Internet and e-commerce. Our competition may also intensify as a result of industry consolidation and a lack of substantial barriers to entry. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and substantially larger readership bases than we have and, therefore, have significant ability to attract advertisers, users and readers. In addition, many of our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in Internet user requirements, as well as devote greater resources than we can to the development, promotion and sale of services.

There can be no assurance that our current or potential competitors will not develop services and products comparable or superior to those that we develop or adapt more quickly than we do to new technologies, evolving industry trends or changing Internet user preferences. Increased competition could result in price reductions, lower margins or loss of market share. There can be no assurance that we will be able to compete successfully against current and future competitors.

Our potential inability to compete effectively in our industry for qualified personnel could hinder the success of our business.

Competition for personnel in the Internet and media industries is intense. We may be unable to retain employees who are important to the success of our business, in particular, members of our senior management team. We may also face difficulties attracting, integrating or retaining other highly qualified employees in the future. Any loss or interruption of the services of one or more of our executive officers or other key personnel or our inability to attract new personnel could result in us being unable to manage our operations effectively and/or to pursue our business strategy.

Terrorism and the uncertainty of war may have a material adverse effect on our operating results.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the market on which our common stock will trade, the markets in which we operate or our operating results. Further terrorist attacks against the United States or U.S. businesses may occur. The potential near-term and long-term effect these attacks may have for our customers, the market for our common stock, the markets for our services and the U.S. economy are uncertain. The consequences of any terrorist attacks, or any armed conflicts which may result, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.

We may not be able to obtain additional financing necessary to execute our business strategy.

We currently believe that our current cash and cash equivalents will be sufficient to fund our working capital and capital expenditure requirements for the foreseeable future. Our ability to meet our obligations in the ordinary course of business is dependent upon our ability to maintain profitable operations and/or raise additional financing through public or private debt or equity financings, or other arrangements with corporate sources, or other sources of financing to fund operations. However, there is no assurance that we will maintain profitable operations or that additional funding, if required, will be available to us in amounts or on terms acceptable to us.

Systems disruptions and failures could cause advertiser or user dissatisfaction and could reduce the attractiveness of our sites.

The continuing and uninterrupted performance of our computer systems is critical to our success. Our advertisers and sponsors, users and members may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our services and content to them. Substantial or repeated system disruption or failures would reduce the attractiveness of our online sites significantly.

The systems hardware required to run our sites is located at Sungard AS Corporation's facilities in Austin, Texas and at IBM Global Services' facilities in Los Angeles, California. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins, acts of terrorism and similar events could damage these systems. Our operations depend on the ability of Sungard and IBM to protect its own systems and our systems in its data center against damage from fire, power loss, water damage, telecommunications failure, vandalism and similar unexpected adverse events. Sungard and IBM do not guarantee that our Internet access will be uninterrupted, error-free or secure. As an additional measure to ensure availability of our sites, we have begun the process of setting up a disaster recovery datacenter run by Qwest Communications in Burbank, California. This facility will provide us with a "warm" standby location to transfer our sites in the event of a catastrophic failure in the Austin Sungard facility. We are in the process of performing the installation and currently expect to have this completed in 2008. There can be no assurance that our disaster recovery plan will operate successfully.

Computer viruses, electronic break-ins or other similar disruptive problems also could adversely affect our online sites. Our business could be materially and adversely affected if our systems were affected by any of these occurrences. Our sites must accommodate a high volume of traffic and deliver frequently updated information. Our sites have in the past experienced slower response times. These types of occurrences in the future could cause users to perceive our sites as not functioning properly and, therefore, cause them to use another online site or other methods to obtain information or services. In addition, our users depend on Internet service providers, online service providers and other site operators for access to our online sites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system disruptions or failures unrelated to our systems. Although we carry general liability insurance, our insurance may not cover any claims by dissatisfied advertisers or customers or may not be adequate to indemnify us for any liability that may be imposed in the event that a claim were brought against us. Any system disruption or failure, security breach or other damage that interrupts or delays our operations could cause us to lose users, sponsors and advertisers and adversely affect our business and results of operations.

We have undertaken an overhaul of our legacy technology platforms which will require significant human and financial resources and may not improve our operating infrastructure.

Beginning in 2007, we commenced an overhaul of our legacy technology platforms, including our contract entry systems, our content management system and our ad server. Our ad server was transitioned to a new system in the fourth quarter of 2007. Our new content management system was implemented in 2007 for TheNest.com, and we plan to transition TheKnot.com and WeddingChannel.com to the new content management system in 2008. We are in the process of modernizing our local sales contract entry system.

Historically, key content management and e-commerce components were designed, developed and deployed by our in-house technology group, and we also licensed commercially available technology when appropriate in lieu of dedicating our own human and financial resources. We have continued to do so where appropriate for our new technology platforms, and have also engaged outside technology service firms to help in the completion of these projects.

These upgrades to our systems have required significant human and financial resources and will continue to do so in the near future. In particular, the capital expenditures required for these upgrades may have a material impact on our financial condition and results of operations. We may not able to secure the technology talent to complete these upgrades. Moreover, oversight of these upgrades will consume significant attention from our management which could hamper our ability to run our business on a normal basis. Finally, if our technology upgrades are not successful, we may not able to scale our websites or react to a changing competitive landscape.

We may not be able to deliver various services if third parties fail to provide reliable software, systems and related services to us.

We are dependent on various third parties for software, systems and related services in connection with our hosting, placement of advertising, accounting software, data transmission and security systems. Several of the third parties that provide software and services to us have a limited operating history and have relatively new technology. These third parties are dependent on reliable delivery of services from others. If our current providers were to experience prolonged systems failures or delays, we would need to pursue alternative sources of services. Although alternative sources of these services are available, we may be unable to secure such services on a timely basis or on terms favorable to us. As a result, we may experience business disruptions if these third parties fail to provide reliable software, systems and related services to us.

Privacy concerns relating to elements of our technology could damage our reputation and deter current and potential users from using our products and services.

Laws applicable to e-commerce, online privacy and the Internet generally are becoming more prevalent. It is possible that new laws and regulations may be adopted regarding the Internet or other online services in the United States and foreign countries. Such laws and regulations may address user privacy, freedom of expression, unsolicited commercial e-mail (spam), pricing, content and quality of services and products, taxation, advertising, intellectual property rights and information security. The nature of such legislation and the manner in which it may be interpreted and enforced cannot be fully determined at this time. Such legislation could subject us and/or our customers to potential liability or restrict our present business practices, which, in turn, could have an adverse effect on our business, results of operations and financial condition. In addition, the FTC has investigated the privacy practices of several companies that collect information about individuals on the Internet. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use generally, which, in turn, could decrease the demand for our service or increase our cost of doing business or in some other manner have a material adverse effect on our business, results of operations and financial condition.

Specifically, privacy legislation has been enacted in the U.S., and the U.S. Federal Trade Commission has taken action against website operators that do not comply with state privacy policies. The Children's Online Privacy Protection Act imposes additional restrictions on the ability of online services to collect information from minors. Several states have proposed legislation that would limit the use and disclosure of personally identifiable information gathered online about users. To obtain membership on our sites, a user must disclose their name, address, e-mail address and role in the wedding. We do not currently share any member's personal identifying information to third parties without the member's prior consent. We may share aggregated member information with third parties, such as a member's zip code or gender and may use information revealed by members and information built from user behavior to target advertising, content and e-mail. Because we rely on the collection and use of personal data from our members for targeting advertisements, we may be harmed by any laws or regulations that restrict our ability to collect or use this data.

The international regulatory environment relating to the Internet market could have a material and adverse effect on our business, results of operations and financial condition if we elect to expand internationally. In particular, the European Union privacy regulations limit the collection and use of some user information and subject data collectors to a restrictive regulatory regime. The cost of such compliance could be material, and we may not be able to comply with the applicable national regulations in a timely or cost-effective manner, if at all.

Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition.

Privacy concerns in general may cause visitors to avoid online sites that collect behavioral information and even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our services. In addition, if our privacy practices are deemed unacceptable by watchdog groups or privacy advocates, such groups may attempt to harm our business by blocking access to our sites or disparaging our reputation and our business, and may have a material effect on our results of operation and financial condition.

If our security systems are breached we could incur liability, our services may be perceived as not being secure, and our business and reputation could suffer.

Our business involves the storage and transmission of the proprietary information of our customers. Although we employ internal control procedures to protect the security of our customers' data, we cannot guarantee that these measures will be sufficient for this purpose. If our security measures are breached as a result of a third party action, employee error or otherwise, and as a result customers' information becomes available to unauthorized parties, we could incur liability and our reputation would be damaged, which could lead to the loss of current and potential customers. Breaches of our security could result in misappropriation of personal information. If we experience any breaches of our network security or sabotage, we might be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Because techniques used by outsiders to obtain unauthorized network access or to sabotage systems change frequently and generally are usually not able to be recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventive measures.

Our systems are also exposed to computer viruses, denial of service attacks and bulk unsolicited commercial e-mail, or spam. The property and business interruption insurance we carry may not have coverage adequate to compensate us fully for losses that may occur. Such events could cause loss of service and data to customers, even if the resulting disruption is temporary. We could be required to make significant expenditures if our systems are damaged or destroyed, or if the delivery of our services to our customers is delayed and our business could be harmed.

We depend on a limited number of customers for a significant portion of our sales, and our financial success is linked to the success of our customers, our customers' commitment to our services and products, and our ability to satisfy and retain our customers.

One customer, Macy's, accounted for approximately 10% of our consolidated net revenues during the year ended December 31, 2007. We expect that this customer will continue to represent a significant portion of our net revenues in the future, especially with the consolidation that is occurring in the retail industry. The loss of this customer or a reduction in the amount of our net revenues generated by this customer could have a material adverse effect on our business, results of operations or financial condition.

We have not independently verified market share and industry data and forecasts.

We make statements in this Annual Report on Form 10-K about market share and industry data and forecasts that we obtained from industry publications and surveys and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although we have no reason to believe that any of this information is inaccurate in any material respect, we have not independently verified the data provided by third parties or derived from industry or general publications.

Risks Related to the Internet Industry

We may be unable to respond to the rapid technological change in the Internet industry.

If we are unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, we could lose users and market share to our competitors. The Internet and e-commerce are characterized by rapid technological change. Sudden changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices could render our existing online sites and proprietary technology and systems obsolete. The emerging nature of services and products in the online wedding market and their rapid evolution will require that we continually improve the performance, features and reliability of our online services. Our success will depend, in part, on our ability:

- to enhance our existing services;
- to develop and license new services and technology that address the increasingly sophisticated and varied needs of our prospective customers and users; and
- to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The development of online sites and other proprietary technology entails significant technological and business risks and requires substantial expenditures and lead time. We may be unable to use new technologies effectively or adapt our online sites, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. Updating our technology internally and licensing new technology from third parties may require significant additional capital expenditures.

If the use of the Internet and commercial online services as media for commerce does not continue to grow, our business would be materially and adversely affected.

We cannot assure you that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and commercial online services as media for commerce, particularly for purchases of wedding gifts and supplies. Even if consumers adopt the Internet or commercial online services as a media for commerce, we cannot be sure that the necessary infrastructure will be in place to process such transactions. Our long-term viability depends substantially upon the widespread acceptance and the development of the Internet or commercial online services as effective media for consumer commerce and for advertising. Use of the Internet or commercial online services to effect retail transactions and to advertise is at an early stage of development. Convincing consumers to purchase wedding gifts and supplies online may be difficult.

Demand for recently introduced services and products over the Internet and commercial online services is subject to a high level of uncertainty. The continued development of the Internet and commercial online services as a viable commercial marketplace is subject to a number of factors, including:

- continued growth in the number of users of such services;
- concerns about transaction security;
- continued development of the necessary technological infrastructure;

- consistent quality of service;
- availability of cost-effective, high speed service;
- uncertain and increasing government regulation; and
- the development of complementary services and products.

If users experience difficulties because of capacity constraints of the infrastructure of the Internet and other commercial online services, potential users may not be able to access our sites, and our business and prospects would be harmed.

To the extent that the Internet and other online services continue to experience growth in the number of users and frequency of use by consumers resulting in increased bandwidth demands, there can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. The Internet and other online services have experienced outages and delays as a result of damage to portions of their infrastructure, power failures, telecommunication outages, network service outages and disruptions, natural disasters and vandalism and other misconduct. Outages or delays could adversely affect online sites, e-mail and the level of traffic on all sites. We depend on online access providers that provide our users with access to our services. In the past, users have experienced difficulties due to systems failures unrelated to our systems. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity or to increased governmental regulation. Insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and negatively impact use of the Internet and other online services generally, and our sites in particular. If the use of the Internet and other online services fails to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur or if the Internet and other online services do not become a viable commercial marketplace, it is possible that we will not be able to maintain profitability.

Our online sponsorship and advertising revenues, as well as our merchandise revenues, could decline if we become subject to burdensome government regulation and legal uncertainties related to doing business online.

Laws and regulations directly applicable to Internet communications, privacy, commerce and advertising are becoming more prevalent. Laws and regulations may be adopted covering issues such as user privacy, freedom of expression, pricing, unsolicited commercial e-mail (spam), content, taxation, quality of services and products, advertising, intellectual property rights and information security. Any new legislation could hinder the growth in use of the Internet and other online services generally and decrease the acceptance of the Internet and other online services as media of communications, commerce and advertising.

Due to the global nature of the Internet, it is possible that, although our transmissions originate in New York and California, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. We file tax returns in the states where we are required to by law, based on principles applicable to traditional businesses. However, one or more states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-state companies, such as us, that engage in or facilitate electronic commerce. A number of proposals have been made at state and local levels that could impose such taxes on the sale of products and services through the Internet or the income derived from such sales. If adopted, these proposals could substantially impair the growth of electronic commerce and seriously harm our profitability.

The laws governing the Internet remain largely unsettled, even in areas where legislation has been enacted. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising services. In addition, the growth and development of the market for e-commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, which may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet and other online services could cause our sponsorship and advertising revenues and merchandise revenues to decline and our business and prospects to suffer.

We may be sued for information retrieved from our sites.

We may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we publish on our online sites. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We could also be subject to claims based upon the content that is accessible from our online sites through links to other online sites or through content and materials that may be posted by members in chat rooms or bulletin boards. Our insurance, which covers commercial general liability, may not adequately protect us against these types of claims.

We may incur potential product liability for products sold online.

Consumers may sue us if any of the products that we sell online are defective, fail to perform properly or injure the user. To date, we have had limited experience selling products online and developing relationships with manufacturers or suppliers of such products. We sell a range of products targeted specifically at brides and grooms. Such a strategy involves numerous risks and uncertainties. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our financial results, reputation and brand name.

We may incur significant expenses related to the security of personal information online.

The need to transmit securely confidential information online has been a significant barrier to e-commerce and online communications. Any well-publicized compromise of security could deter people from using the Internet or other online services or from using them to conduct transactions that involve transmitting confidential information. Because our success depends on the acceptance of online services and e-commerce, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches.

Risks Related to Our Common Stock

Our stock price has been highly volatile and is likely to experience significant price and volume fluctuations in the future, which could result in substantial losses for our stockholders and subject us to litigation.

The equity trading markets may experience periods of volatility, which could result in highly variable and unpredictable pricing of equity securities. The market price of our common stock could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Our common stock has experienced significant volume and price fluctuations in the past. For example, from January 31, 2006 through January 31, 2007, the market price of our common stock more than doubled, increasing from $13.74 to $30.17. From January 31, 2007 to January 31, 2008, our stock price decreased by over 50%, to $14.64. Our current market price and valuation may not be sustainable. If the market price of our common stock declines significantly, you may be unable to resell your common stock at or above your purchase price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were to become the subject of securities class action litigation, we could face substantial costs and be negatively affected by diversion of our management's attention and resources. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly, including a decline below your purchase price, in the future. In addition, the stock markets in general can experience considerable price and volume fluctuations, which could result in substantial losses for our stockholders.

Future sales of shares of our common stock, or the perception that these shares might be sold, could cause the market price of our common stock to drop significantly.

On July 20, 2006, we filed a shelf registration statement covering resales of the 2,750,000 shares of common stock by the institutional investors who purchased shares in a private placement on July 10, 2006. This registration statement was declared effective on August 14, 2006. These shares are freely tradable.

In the third quarter of 2006, we completed a follow-on offering pursuant to which we issued 2,809,600 shares of our common stock. Only certain of these shares were subject to lock-up restrictions with the underwriters of the follow-on offering, and these lock-up restrictions expired in November 2006. In addition, we issued 1,149,876 shares of our common stock as part of the consideration paid to stockholders of WeddingChannel upon the completion of the acquisition, and most of those shares are freely tradable.

Upon the closing of our acquisition of WeddingChannel, The Knot granted Macy's registration rights for as long as it owns a number of shares equal to at least 5% of the outstanding common stock of The Knot on the closing date. Certain future holders may be granted rights to participate in, or require us to file, registration statements with the SEC for resales of common stock.

We cannot predict the effect, if any, that future sales of shares of our common stock into the market, or the availability of shares of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of outstanding stock options), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

Provisions in our articles of incorporation, bylaws and Delaware law may make it more difficult to effect a change in control, which could adversely affect the price of our common stock.

Provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our board of directors may determine. Our issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock and potentially prevent the payment of a premium to stockholders in an acquisition. In addition, our certificate of incorporation includes provisions giving the board the exclusive right to fill all board vacancies, providing for a classified board of directors and permitting removal of directors only for cause and with a super-majority vote of the stockholders.

These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, and may limit the price that investors are willing to pay in the future for shares of our common stock.

We are also subject to provisions of the Delaware General Corporation Law that prohibit business combinations with persons owning 15% or more of the voting shares of a corporation's outstanding stock for three years following the date that person became an interested stockholder, unless the combination is approved by the board of directors prior to the person owning 15% or more of the stock, after which the business combination would be subject to special stockholder approval requirements. This provision could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or may otherwise discourage a potential acquirer from attempting to obtain control from us, which in turn could have a material adverse effect on the market price of our common stock.

We have not paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. As a result, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial conditions, current and anticipated cash needs and plans for expansion. Accordingly, investors must rely on sales of their common stock after price appreciation, which may not occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Our executive officers, directors and stockholders who each owned greater than 5% of our common stock exercise significant control over all matters requiring a stockholder vote.

As of December 31, 2007, our executive officers and directors and stockholders who each owned greater than 5% of our common stock, and their affiliates, in the aggregate, beneficially owned approximately 60.5% of our outstanding common stock. As a result, if some or all of these stockholders act as a group, they would be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also have the effect of delaying or preventing a change in control.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

We currently lease approximately 20,000 square feet of space at our headquarters in New York City and we lease approximately 44,000 square feet of space for warehousing and fulfillment operations in Redding, California. We also lease approximately 4,900 square feet of office space in Austin, Texas. Weddingpages, Inc., our subsidiary in Omaha, Nebraska, leases approximately 16,000 square feet of office and warehouse space. WeddingChannel, Inc., our subsidiary in Los Angeles, California, leases approximately 11,000 square feet of office space. The New York, Redding, Austin, Omaha and Los Angeles leases expire on March 31, 2012, July 24, 2008, June 30, 2011, January 31, 2011 and March 15, 2010, respectively.

Item 3. Legal Proceedings

A putative amended class action complaint captioned *Haslam v. Macy's, Inc., The Knot, Inc., WeddingChannel.com, Inc. and Does 1-100* was filed in the United States District Court for the Southern District of Florida on February 22, 2008. The complaint alleges that the defendants provided customers with electronically printed receipts for credit card and debit card point of sale transactions that contained more than the last five digits of the customer's card number and/or the card's expiration date in violation of the federal Fair and Accurate Credit Transactions Act (FACTA). The complaint does not specify any actual damages for any member of the purported class. However, the complaint does seek statutory damages, which are $100 to $1,000 for each proven alleged willful violation of the statute, if any, as well as attorneys' fees and costs, unspecified compensatory and punitive damages, and a permanent injunction. While we intend to vigorously defend against the claims asserted, this case is in the preliminary stages of litigation and, as a result, the ultimate outcome of this case and any potential financial impact on us are not reasonably determinable at this time.

We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material effect on our results of operations, financial position or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

PRICE RANGE OF COMMON STOCK

The table below sets forth the price range of our common stock for 2006 and 2007.

Our common stock currently trades under the symbol "KNOT" on the Nasdaq Global Market, a new market tier created by the Nasdaq Stock Market that became effective on July 1, 2006. From January 1, 2006 to June 30, 2006, our common stock was quoted on the Nasdaq National Market under the same symbol. The Nasdaq Stock Market became operational as a stock exchange on August 1, 2006. The table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported or quoted on the Nasdaq Global Market or the Nasdaq National Market.

	High	Low
2006:		
First Quarter	$18.10	$11.25
Second Quarter	$21.36	$15.00
Third Quarter	$22.13	$16.00
Fourth Quarter	$29.22	$20.68
2007:		
First Quarter	$31.75	$20.99
Second Quarter	$23.62	$18.26
Third Quarter	$23.33	$17.30
Fourth Quarter	$23.04	$12.63

On December 31, 2007, the last reported sales price of our common stock on the Nasdaq Global Market was $15.94. On March 3, 2008, the last reported sales price of our common stock on the Nasdaq Global Market was $11.04.

HOLDERS

As of March 3, 2008, there were approximately 299 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends for the foreseeable future.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 1 to October 31, 2007	507	$19.39	n/a	n/a
November 1 to November 30, 2007	n/a	n/a	n/a	n/a
December 1 to December 31, 2007	n/a	n/a	n/a	n/a
Total	507	$19.39	n/a	n/a

The terms of restricted stock awards granted under certain of the Company's stock incentive plans allow participants to surrender or deliver shares of The Knot's common stock to the Company to satisfy tax withholding obligations related to the vesting of those awards. All of the shares listed in the table above represent the surrender of shares to the Company in connection with such tax withholding obligations. For purposes of this table, the "price paid per share" is determined by reference to the closing sales price per share of The Knot's common stock on The Nasdaq Global Market on the date of such surrender (or on the last date preceding such surrender for which such reported price exists).

STOCK PERFORMANCE GRAPH

The graph below compares the yearly change in cumulative total stockholder return on The Knot's common stock with the cumulative total return of (1) The Nasdaq Composite Index and (2) The Russell 2000 Index. We compare the total return on our common stock with The Russell 2000 Index because we do not believe we can reasonably identify a peer group consisting of issuers similar to The Knot for purposes of the stock performance comparison.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Knot Inc., The NASDAQ Composite Index
And The Russell 2000 Index
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
12/02
12/03
12/04
12/05
12/06
12/07
Knot Inc.
NASDAQ Composite
Russell 2000

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate by reference this Annual Report on Form 10-K or future filings made by The Knot under those statutes, the Stock Performance Graph is not deemed filed with the Securities and Exchange Commission, is not deemed soliciting material and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by The Knot under those statutes, except to the extent that The Knot specifically incorporates such information by reference into a previous or future filing, or specifically requests that such information be treated as soliciting material, in each case under those statutes.

Item 6. Selected Financial Data

The selected balance sheet data as of December 31, 2007 and December 31, 2006 and the selected statement of income data for the years ended December 31, 2007, 2006 and 2005 have been derived from our audited financial statements included elsewhere herein. The selected balance sheet data as of December 31, 2005, 2004 and 2003 and the statement of operations data for the years ended December 31, 2004 and 2003 have been derived from our audited financial statements not included herein. You should read these selected financial data in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the notes to those statements included elsewhere herein.

	Year Ended December 31,				
	2007(a)	2006 (a)(b)(c)(d)(e)	2005(f)	2004(f)(g)	2003
	(In Thousands, Except Share and per Share Data)				
Statement of Operations Data:					
Net revenues					
Online sponsorship and advertising	$ 49,034	$ 36,577	$ 25,844	$ 17,624	$ 12,463
Registry services	10,861	3,038	285	280	285
Merchandising	19,313	15,004	12,306	12,784	15,225
Publishing and other	19,480	18,060	12,973	10,709	8,724
Total net revenues	98,688	72,679	51,408	41,397	36,697
Cost of revenues					
Online sponsorship and advertising	1,585	1,280	806	658	446
Registry services	—	—	—	—	—
Merchandising	9,074	7,370	6,062	7,021	8,041
Publishing and other	7,393	6,867	4,233	3,465	3,230
Total cost of revenues	18,052	15,517	11,101	11,144	11,717
Gross profit	80,636	57,162	40,307	30,253	24,980
Operating expenses:					
Product and content development	13,827	9,013	6,879	5,162	4,221
Sales and marketing	25,297	18,881	14,212	12,068	11,368
General and administrative	16,706	15,174	14,491	11,092	7,523
Goodwill impairment	496	—	—	—	—
Depreciation and amortization	8,439	3,849	1,271	817	858
Total operating expenses	64,765	46,917	36,853	29,139	23,970
Income from operations	15,871	10,245	3,454	1,114	1,010
Interest and other income, net	4,820	3,860	763	300	102
Income before income taxes	20,691	14,105	4,217	1,414	1,112
Provision (benefit) for income taxes	8,822	(9,321)	265	139	50
Net income	$ 11,869	$ 23,426	$ 3,952	$ 1,275	$ $1,062
Earnings per share:					
Basic	$ 0.38	$ 0.90	$ 0.17	$ 0.06	$ 0.06
Diluted	$ 0.36	$ 0.82	$ 0.16	$ 0.05	$ 0.05
Weighted average number of shares used in calculating earnings per share:					
Basic	30,975,457	26,125,038	22,715,724	22,073,885	18,900,861
Diluted	32,766,879	28,496,405	24,878,652	23,650,408	20,308,658

	December 31,				
	2007(a)	2006(a)(b)(c)(d)	2005	2004	2003
			(In Thousands)		
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$105,776	$ 80,633	$29,235	$23,038	$22,511
Working capital	107,066	83,965	23,525	18,462	16,933
Total assets	223,253	204,251	49,385	39,994	38,707
Total stockholders' equity	186,283	170,424	35,337	29,202	27,300

(a) As described in Note 16 to our financial statements, on September 8, 2006, we completed the acquisition of WeddingChannel. The results of operations for WeddingChannel have been included in our consolidated statements of operations since the acquisition date.

(b) As described in Note 11 to our financial statements, on July 10, 2006, we completed the sale of 2,750,000 shares of common stock to three institutional investors for gross proceeds of $50.2 million. The net proceeds after placement fees and other offering costs were approximately $47.6 million.

(c) As described in Note 11 to our financial statements, in the third quarter of 2006, we issued 2,809,600 shares of our common stock pursuant to a follow-on offering. Net proceeds after underwriting discounts and other offering expenses were approximately $42.1 million.

(d) As described in Note 14 to our financial statements, in 2006, we recorded a non-cash income tax benefit of approximately $9.4 million related to the recognition of a deferred tax asset with respect to certain of our net operating loss carryforwards.

(e) In 2006, we recorded other income of $1.2 million resulting from the settlement of a legal action.

(f) General and administrative expenses for the years ended December 31, 2005 and 2004 include legal and other costs related to our prior litigation with WeddingChannel of $4.8 million and $3.1 million, respectively.

(g) As part of a settlement agreement with America Online, Inc., in September 2004, we recorded a non-cash benefit of $1.2 million as a reduction of sales and marketing expense.

Quarterly Results of Operations Data

The following table sets forth certain unaudited condensed consolidated quarterly statement of income data for the eight quarters ended December 31, 2007. This information is unaudited, but in the opinion of management, it has been prepared substantially on the same basis as the audited consolidated financial statements appearing elsewhere in this report and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited consolidated quarterly results of operations. The condensed consolidated quarterly data should be read in conjunction with our audited consolidated financial statements and the notes to such statements appearing elsewhere in this report. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

	Three Months Ended							
	Dec. 31 2007(a)	Sept. 30 2007(a)	June 30 2007(a)	Mar. 31 2007(a)	Dec. 31 2006(a)(b)(c)	Sept. 30 2006(a)	June 30 2006	Mar. 31 2006
	(In Thousands, Except per Share Data)							
Net revenues								
Online sponsorship and advertising	$13,342	$12,394	$12,521	$10,776	$11,044	$ 9,380	$ 8,354	$ 7,799
Registry services	2,079	3,666	3,356	1,760	1,940	955	84	59
Merchandising	2,866	5,317	6,500	4,631	2,838	4,273	4,813	3,079
Publishing and other	5,877	3,632	6,109	3,862	5,870	3,898	4,478	3,814
Total net revenues	$24,164	$25,009	$28,486	$21,029	$21,692	$18,506	$17,729	$14,751
Gross profit	$20,173	$20,615	$22,835	$17,013	$17,563	$14,306	$13,671	$11,622
Net income	$ 2,577	$ 2,898	$ 4,760	$ 1,634	$14,593	$ 3,263	$ 3,886	$ 1,685
Net earnings per share –								
Basic	$ 0.08	$ 0.09	$ 0.15	$ 0.05	$ 0.48	$ 0.12	$ 0.17	$ 0.07
Diluted	$ 0.08	$ 0.09	$ 0.15	$ 0.05	$ 0.45	$ 0.11	$ 0.15	$ 0.07

(a) As described in Note 16 to our financial statements, on September 8, 2006, we completed the acquisition of WeddingChannel. The results of operations for WeddingChannel have been included in our consolidated statements of operations since the acquisition date.

(b) As described in Note 14 to our financial statements, in December 2006, we recorded a non-cash income tax benefit of approximately $9.4 million related to the recognition of a deferred tax asset with respect to certain of our net operating loss carryforwards.

(c) In December 2006, we recorded other income of $1.2 million resulting from the settlement of a legal action.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with our financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements relating to future events and the future performance of The Knot based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results and timing of various events could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, as more fully described in this section and elsewhere in this report. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

The Knot, Inc. is a leading lifestage media company targeting couples planning their weddings and future lives together. Our flagship brand, The Knot, is the nation's leading wedding resource, reaching over a million engaged couples each year through the #1 wedding website TheKnot.com. Extensions of The Knot brand include The Knot's national and local magazines, The Knot books (published by Random House and Chronicle), and television programming bearing The Knot name (aired on Style Network and Comcast). The Company's subsidiary, WeddingChannel.com, is the second largest wedding website overall and the #1 gift registry website. The Nest brand focuses on the newlywed-to-pregnancy lifestage with the popular lifestyle website TheNest.com, a home décor book series with Clarkson Potter, The Nest magazine, and baby offshoot The NestBaby.com. Also under The Knot, Inc. umbrella are WeddingTracker.com, GiftRegistryLocator.com, party planning site PartySpot-.com, teen-oriented PromSpot.com, and local baby services and community site Lilaguide.com.

Milestones and Strategy

We commenced operations in 1996. In 2000, we acquired Weddingpages, Inc., the nation's largest local wedding magazine publisher, helping us to extend The Knot brand on the local level. In November 2004, with the launch of TheNest.com, we extended our audience relationship beyond weddings with the first online destination for newly married couples. In 2006, we acquired personal wedding website WeddingTracker.com and local baby resource Lilaguide.com, which have allowed us to deepen the relationship with both our core audience and advertisers.

In September 2006, we acquired WeddingChannel.com, Inc. We made the acquisition to increase our market share and provide us additional opportunities to leverage core assets including our commerce operations and local and national sales forces. We also undertook the acquisition to enhance the services we are able to provide our audience of engaged couples and their wedding guests through WeddingChannel's registry offerings. We intend to maintain WeddingChannel.com as a separate website and continue to offer WeddingChannel's services ranging from planning content and interactive tools to convenient, comprehensive shopping and community participation. The results of operations for WeddingChannel have been included in our consolidated statements of operations since the acquisition date.

In May 2007, we took our first steps into the baby space with the launch of TheNestBaby.com, a hip new web site for soon-to-be-parents. The site specifically targets first time parents from fertility through pregnancy, birth and the first year and facilitates community by enabling moms in each stage to meet each other and to share local advice. Like TheKnot.com, the baby site provides content and tools surrounding the big event, featuring checklists, personal blogs, message boards, articles and a baby shop for personalized gifts and supplies.

Our strategy is to expand our position as a leading lifestage media company providing comprehensive information, services and products to couples from engagement through pregnancy on multiple platforms that keep in step with the changing media landscape.

Increase Our Market Share and Leverage Assets. Acquiring companies or services that are complementary to our business increases our leverage with advertisers as well as our ability to satisfy our customers. The acquisition of WeddingChannel has significantly increased our share of the online bridal audience and provides additional opportunities to leverage our local and national sales forces as well as our wedding merchandise offerings. WeddingChannel's registry search platform will also enhance the service we are able to provide all of our engaged couples and their wedding guests. The launch of PartySpot.com leverages our technologies as well as our local sales force and vendor relationships to provide local party planning information to families hosting rehearsal dinners, bar mitzvahs, sweet sixteens and graduation parties.

Deepen Our Relationship with Our Audience. A large and active membership base is critical to our success. Annual new membership has remained generally consistent in recent years. Membership enrollment is free and gives members the use of important services such as free personal wedding webpages, message boards, interactive planning tools, wedding checklists and wedding gown databases. Our priority in the wedding space is to increase the depth of member engagement with our sites through new content and product offerings, additional interactive premium services, and active community participation. We also acquire and create properties to expand our services. Our websites, WeddingTracker.com and Wed-o-rama.com, allow us to offer our engaged couples premium personal wedding webpage design and hosting for a fee.

Expand into Other Lifestages and Services. In the first years of marriage, The Knot members will spend even more than they did on their weddings as they buy and furnish homes, organize their finances and start having children. With TheNest.com, we are now extending our relationship with our core membership base — and new advertiser categories — by providing access to services and products relevant to newlyweds and growing families. Getting pregnant is another intense event for young married couples, and we believe there is an opportunity to continue serving our audience as they enter this significant lifestage. The launch of TheNestBaby.com extends our social network to provide pregnant moms and new parents with essential information such as stage-by-stage advice, expert Q&As, interactive tools, checklists, as well as local events listings and resource reviews in more than 100 local markets powered by sibling site Lilaguide.com.

Leverage Brands and New Media Platforms. Maintaining our strong brands is critical to attracting and expanding both our online and offline user base and securing our leading position in the bridal market and beyond. Distribution on new media platforms is a key effort in our brand building. We have been a leader in the production and distribution of high quality video content online. This branded wedding video content has been popular on TheKnot.com and has also gained us increased visibility on distribution partner portal MSN. In 2004, we partnered with Comcast, the nation's leading cable and broadband provider, to launch The Knot Weddings channel, the first-ever all-weddings Video-on-Demand service. In April 2007, we kicked off our strategic partnership with Style Network with our branded TV special, "My Celebrity Wedding by The Knot," a new spin-off which showcased a wedding inspired by a celebrity ceremony, planned by The Knot's Editor in Chief, Carley Roney. The second branded segment, "My Destination Wedding with The Knot," aired in December of 2007.

Aggressive public relations outreach is another key tool we use to promote our brands. In the last twelve months, Carley Roney, as a leading wedding and lifestyle expert, has appeared on more than 35 national and local television programs promoting The Knot, The Nest and The Nest Baby brands. In addition, in spring 2007, our WeddingChannel brand was featured during a seven week wedding series on Fox Television's daytime show *Mike & Juliet.*

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities on an on-going basis. We evaluate these estimates including those related to revenue recognition, allowances for doubtful accounts, inventory provisions, impairment of intangible assets, including goodwill, and deferred taxes. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

We derive revenues from the sale of online sponsorship and advertising programs, from commissions earned in connection with the sale of gift registry products, from the sale of merchandise and from the publication of magazines.

Online sponsorship programs are designed to integrate advertising with online editorial content. Sponsors can purchase the exclusive right to promote products or services on a specific online editorial area and can purchase a special feature on our sites. These programs commonly include banner advertisements and direct e-mail marketing. Sponsors can also promote their services and products within the programming on our streaming video channel, The Knot TV.

Online advertising includes online banner advertisements and direct e-mail marketing as well as placement in our online search tools. This category also includes online listings, including preferred placement and other premium programs, in the local area of our websites for local wedding and other vendors. Local vendors may purchase online listings through fixed term contracts or open-ended subscriptions.

Certain elements of online sponsorship and advertising contracts provide for the delivery of a minimum number of impressions. Impressions are the featuring of a sponsor's advertisement, banner, link or other form of content on our sites. To the extent that minimum guaranteed impressions are not met, we are often obligated to extend the period of the contract until the guaranteed impressions are achieved. If this occurs, we defer and recognize the corresponding revenues over the extended period.

Registry services revenue represents commissions earned in connection with the sale of products from gift registries under agreements with certain retail partners where we are not primarily obligated in a transaction, not subject to inventory risk and amounts earned are determined using a fixed percentage. This commission revenue is recognized when the products are sold by the retail partners.

Merchandise revenue generally includes the selling price of wedding supplies through our websites as well as related outbound shipping and handling charges since we are the primary party obligated in a transaction, are subject to inventory risk, and we establish our own pricing and selection of suppliers. Merchandise revenues are recognized when products are shipped to customers, reduced by discounts as well as an allowance for estimated sales returns.

Publishing revenue primarily includes print advertising revenue derived from the publication of national and regional magazines. These revenues are recognized upon the publication of the related magazines, at which time all material services related to the magazine have been performed. Additionally, publishing revenues are derived from the sale of magazines on newsstands and in bookstores, and from author royalties received related to book publishing contracts. Revenues from the sale of magazines are recognized when the magazines are shipped, reduced by an allowance for estimated sales returns. Author royalties, to date, have been derived primarily from publisher royalty advances that are recognized as revenue when all of our contractual obligations have been met which is typically upon the delivery to, and acceptance by, the publisher of the final manuscript.

For contracts with multiple elements, including programs which combine online and print advertising components, we allocate revenue to each element based on evidence of its fair value. Evidence of fair value is the normal pricing and discounting practices for those deliverables when sold separately. We defer revenue for any undelivered elements and recognize revenue allocated to each element in accordance with the revenue recognition policies set forth above.

Revenue for which realization is not reasonably assured is deferred.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. As of December 31, 2007 and 2006, our allowance for doubtful accounts amounted to $1.0 million and $462,000, respectively. In determining these allowances, we evaluate a number of factors, including the credit risk of customers, historical trends and other relevant information. If the financial condition of our customers were to deteriorate, additional allowances may be required.

Inventory

In order to record our inventory at its lower of cost or market, we assess the ultimate realizability of our inventory, which requires us to make judgments as to future demand and compare that with current inventory levels. We record a provision to adjust our inventory balance based upon that assessment. If our merchandise revenues grow, the investment in inventory would likely increase. It is possible that we would need to further increase our inventory provisions in the future.

Goodwill and Other Intangibles

As of December 31, 2007, we had recorded goodwill and other intangible assets of $63.1 million, which included goodwill and other intangible assets of $52.7 million arising from our acquisition of WeddingChannel in September 2006. During our business planning process for calendar year 2008, which commenced in September 2007, we concluded that we would not currently commit additional marketing resources for our online personals site, GreatBoyfriends.com. Accordingly, we reduced our future revenue expectations and estimated future cash flows for that reporting unit. In addition, using an income approach based on the estimated present value of future cash flows from that unit, we determined that the carrying value of goodwill for GreatBoyfriends.com exceeded its implied fair value at September 30, 2007 and recorded an impairment charge of approximately $496,000. In our most recent annual assessment of impairment of remaining goodwill and intangible assets as of October 1, 2007, we made estimates of fair value using multiple approaches. In our ongoing assessment of impairment of goodwill and other intangible assets, we consider whether events or changes in circumstances such as significant declines in revenues, earnings or material adverse changes in the business climate, indicate that the carrying value of assets may be impaired. As of December 31, 2007, no other impairment indicators were noted. Future adverse changes in market conditions or poor operating results of strategic investments could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring additional impairment charges in the future.

Deferred Tax Asset Valuation Allowance

Prior to December 31, 2006, we had maintained a valuation allowance with respect to certain deferred tax assets related to net operating loss carryforwards as a result of uncertainties associated with our future profitability. As of December 31, 2006, we concluded, based upon our assessment of positive and negative evidence, that it was more likely than not that an additional portion of our net deferred tax assets would be realized and, accordingly, we recorded a non-cash tax benefit in the fourth quarter of 2006 of $9.4 million resulting from the reversal of a portion of the valuation allowance.

In connection with the acquisition of WeddingChannel, we also recorded a deferred tax asset related to certain acquired tax loss carryforwards of WeddingChannel of $21.7 million which resulted in a reduction of goodwill associated with the acquisition. The substantial portion of the acquired tax loss carryforwards of WeddingChannel are subject to a limitation on future utilization under Section 382 of the Internal Revenue Code. We currently estimate that the effect of Section 382 will generally limit the amount of the loss carryforwards of WeddingChannel which is available to offset future taxable income to approximately $3.6 million annually. The overall determination of the annual loss limitation is subject to interpretation, and therefore, the annual loss limitation could be subject to change.

Through September 30, 2007, we had continued to maintain an estimated valuation allowance for deferred tax assets associated with certain state net operating loss carryforwards of WeddingChannel. As of December 31, 2007, we determined that an additional amount of these state net operating loss carryforwards, as adjusted, were more likely than not to be realized; and, accordingly, we released a portion of the remaining valuation allowance. The recognition of these additional tax benefits resulted in a reduction to goodwill.

As of December 31, 2007, we had recorded deferred tax assets of $25.4 million. The realization of these deferred tax assets depends upon our ability to continue to generate taxable income in the future, as well as other factors including limitations which may arise from changes in our ownership. The valuation allowance may need to be adjusted in the future if facts and circumstances change causing a reassessment of the realization of the deferred tax assets.

Stock-Based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*, using the modified prospective method. Under this method, previously reported amounts are not restated. SFAS No. 123(R) requires the measurement of compensation expense for all stock awards granted to employees and non-employee directors at fair value on the date of grant and recognition of compensation expense over the related service periods for awards expected to vest. Under the modified prospective method, we recognize compensation expense for all stock awards granted after December 31, 2005, and for awards granted prior to January 1, 2006 that remained unvested as of that date or which may be subsequently modified.

The fair value of restricted stock is determined based on the number of shares granted and the quoted price of our common stock, and the fair value of stock options is determined using the Black-Scholes valuation model. The calculation for fair value of stock options requires considerable judgment including the estimation of stock price volatility, expected option lives and risk-free investment rates. We develop estimates based on historical data and market information which may change significantly over time and, accordingly, have a large impact on valuation.

We are continuing to recognize stock-based compensation for service-based graded-vesting stock awards granted prior to January 1, 2006 using the accelerated method prescribed by FASB *Interpretation No. 28.* As permitted by SFAS No. 123(R), for stock awards granted after December 31, 2005, we have adopted the straight-line attribution method. In addition, effective January 1, 2006, we have included an estimate of stock awards to be forfeited in the future in calculating stock-based compensation expense for the period. The cumulative effect of this accounting change for forfeitures as of January 1, 2006 was not material due to the significant reduction in both the number of personnel receiving stock awards and the aggregate amount of stock awards granted by us in 2004 and 2005. We consider several factors when estimating future forfeitures, including types of awards, employee level and historical experience. Actual forfeitures may differ substantially from our current estimates.

Results of Operations

The following table sets forth for the periods presented certain data from our consolidated statements of income. All items are expressed as a percentage of total net revenues, except for cost of revenues, which are expressed as a percentage of their related net revenues.

	Year Ended December 31,		
	2007	2006	2005
Net revenues			
Online sponsorship and advertising	49.7%	50.3%	50.3%
Registry services	11.0	4.2	0.6
Merchandising	19.6	20.6	23.9
Publishing and other	19.7	24.9	25.2
Total net revenues	100.0	100.0	100.0
Cost of revenues			
Online sponsorship and advertising	3.2	3.5	3.1
Registry services	0.0	0.0	0.0
Merchandising	47.0	49.1	49.3
Publishing and other	38.0	38.0	32.6
Total cost of revenues	18.3	21.3	21.6
Gross profit	81.7	78.7	78.4
Operating expenses:			
Product and content development	14.0	12.4	13.4
Sales and marketing	25.6	26.0	27.6
General and administrative	16.9	20.9	28.2
Goodwill impairment	0.5	—	—
Depreciation and amortization	8.6	5.3	2.5
Total operating expenses	65.6	64.6	71.7
Income from operations	16.1	14.1	6.7
Interest income, net	4.9	5.3	1.5
Income before income taxes	21.0	19.4	8.2
Provision for income taxes	9.0	-12.8	0.5
Net income	12.0%	32.2%	7.7%

Years Ended December 31, 2007 and December 31, 2006

General

Net revenues and operating expenses of WeddingChannel have been included in our consolidated statements of operations since September 8, 2006.

Net Revenues

Net revenues were $98.7 million and $72.7 million for the years ended December 31, 2007 and 2006, respectively.

Online sponsorship and advertising revenues increased to $49.0 million for the year ended December 31, 2007, as compared to $36.6 million for the year ended December 31, 2006. Revenue from local vendor online advertising programs increased by $7.6 million or approximately 33% primarily driven by price increases. In addition, there was an increase of $4.8 million in national online sponsorship and advertising revenues due, in part, to the addition of WeddingChannel national accounts. Online sponsorship and advertising revenues amounted to 50% of our net revenues for each of the years ended December 31, 2007 and 2006.

Registry services revenue was $10.9 million for the year ended December 31, 2007, as compared to $3.0 million for the year ended December 31, 2006. The increase primarily relates to commissions earned from WeddingChannel's retail partners. Registry services revenue amounted to 11% and 4% of our net revenues for the years ended December 31, 2007 and 2006, respectively.

Merchandise revenues, which consist primarily of the sale of wedding supplies, increased to $19.3 million as compared to $15.0 million for the year ending December 31, 2006. These revenue amounts include $5.1 million and $1.0 million, respectively, sold through the WeddingChannel store. In addition, revenues for The Knot Wedding Shop increased by $621,000 or 5% for the year ended December 31, 2007, as compared to the prior year, generally due to an increase in average order size. In 2007, the sale of wedding supplies to wholesale customers decreased by $250,000 as compared to the prior year. Subsequent to August 2006, we are no longer pursuing new wholesale customers. Merchandise revenues amounted to 20% and 21% of our net revenues for the years ended December 31, 2007 and 2006, respectively.

Publishing and other revenues increased to $19.5 million for the year ended December 31, 2007, as compared to $18.1 million for the year ended December 31, 2006. Local print revenue in 2007 increased by $1.3 million. This increase included approximately $713,000 of revenue contributed by the inaugural issue of our annual publication, *The Knot Best of Weddings,* which was published in April 2007. The remaining increase for local print revenue was primarily due to the continuing impact of an increase in pricing in 2006 and a small increase in advertising pages. For the year ended December 31, 2007, we also recorded additional revenue of $246,000 associated with the first-time inclusion of the April WeddingChannel Couture Show, offset, in part, by small declines in revenue from the October show. These increases were offset, in part, by a decline in national print revenue due to a decrease in the number of advertising pages sold in *The Knot Weddings* magazine offset, in part, by an increase in revenue contributed by *The Nest* magazine of $380,000. Publishing and other revenues amounted to 20% and 25% of our net revenues for the years ended December 31, 2007 and 2006, respectively.

Cost of Revenues

Cost of revenues consists of the cost of merchandise sold, including outbound shipping costs, costs related to the production of national and regional magazines and programming for The Knot TV, payroll and related expenses for our personnel who are responsible for the production of online and offline media, and costs of Internet and hosting services.

Cost of revenues increased to $18.1 million for the year ended December 31, 2007, as compared to $15.5 million for the year ended December 31, 2006. The cost of revenues from the sale of merchandise increased by $1.7 million, primarily due to the increase in wedding supplies revenue. Publishing and other cost of revenues increased by $526,000 primarily due to production costs associated with additional issues of our quarterly *The Nest* magazine, which launched in August 2006, and our annual *The Knot Best of Weddings* magazine which launched in April 2007. These increases were offset, in part, by reduced production costs for *The Knot Weddings* magazine. As a percentage of our net revenues, cost of revenues was 18% for the year ended December 31, 2007, as compared to 21% for the year ended December 31, 2006. Margin improvements in 2007 resulted from a higher mix of registry services revenue and higher margins for merchandise revenue due to price increases.

Product and Content Development

Product and content development expenses consist primarily of payroll and related expenses for editorial, creative and information technology personnel and computer hardware and software costs.

Product and content development expenses increased to $13.8 million for the year ended December 31, 2007, as compared to $9.0 million for the year ended December 31, 2006. This increase included $2.3 million in additional expenses associated with WeddingChannel, primarily for personnel and related expenses. The remaining increases were generally due to additional investments for other information technology and editorial staff. As a percentage of our net revenues, product and content development expenses increased to 14% for the year ended December 31, 2007 from 12% for the year ended December 31, 2006. As a result of increasing investments in our information technology platforms and additional information technology and project management staff, we currently believe that product and content development expenses will continue to increase as a percentage of our net revenues for the year ended December 31, 2008.

Sales and Marketing

Sales and marketing expenses consist primarily of payroll and related expenses for sales and marketing, customer service, registry and public relations personnel, as well as the costs for promotional activities and fulfillment and distribution of merchandise and magazines.

Sales and marketing expenses increased to $25.3 million for the year ended December 31, 2007, as compared to $18.9 million for the year ending December 31, 2006. This increase includes $2.2 million in additional expenses associated with WeddingChannel, primarily for personnel and related expenses. Other personnel and related costs increased by $2.5 million in 2007, primarily as a result of investments in national and local sales staff, in part, as additional support for sales efforts for new initiatives, including The Nest. Also, for the year ended December 31, 2007, we incurred increased fulfillment expenses of $671,000 related to the publication of two additional issues in 2007 of *The Nest* magazine, higher commission expense of $393,000 related to increased online sponsorship and advertising revenue and increased travel expenses of $223,000. As a percentage of our net revenues, sales and marketing expenses were 26% for each of the years ended December 31, 2007 and 2006. As a result of increasing investments in marketing staff, as well as research programs, analytics and other promotional efforts to raise awareness of our brands and products within the local vendor community and national advertising industry, we currently believe that sales and marketing expenses will increase as a percentage of our net revenues for the year ended December 31, 2008.

General and Administrative

General and administrative expenses consist primarily of payroll and related expenses for our executive management, finance and administrative personnel, legal and accounting fees, facilities costs, insurance and bad debt expenses.

General and administrative expenses increased to $16.7 million for the year ended December 31, 2007, as compared to $15.2 million for the year ended December 31, 2006. Expenses associated with WeddingChannel in 2007 were slightly lower compared to 2006 due to reductions in headcount that were implemented post acquisition as well as reduced accounting costs (related to acquisition and first time audit efforts in 2006). Other personnel and related expenses increased by $1.4 million to support the growth of the company. In 2007, we also incurred higher computer software expenses, bad debt expenses, credit card fees, recruiting costs and director stock-based compensation in an aggregate amount of approximately $1.3 million. For the year ended December 31, 2006, we incurred higher consulting costs associated with the development of a formal disaster recovery plan for the company and with respect to Sarbanes-Oxley compliance; and we also recorded non-cash services expense associated with a warrant issued in October, 2004 to Allen & Company LLC for financial advisory services. The reduction in these expenses for the year ended December 31, 2007 aggregated $1.6 million. As a percentage of our net revenues, general and administrative expenses decreased to 17% for the year ended December 31, 2007 from 21% for the year ended December 31, 2006.

Goodwill Impairment

For the year ended December 31, 2007, we recorded an impairment charge of $496,000 after determining that the carrying value of goodwill for GreatBoyfriends.com exceeded its implied fair value at September 30, 2007.

Depreciation and Amortization

Depreciation and amortization consists of depreciation and amortization of property and equipment and capitalized software, and amortization of intangible assets related to acquisitions.

Depreciation and amortization increased to $8.4 million for the year ended December 31, 2007, as compared to $3.8 million for the year ended December 31, 2006. In 2007, we recorded additional depreciation and amortization of property and equipment, capitalized software and intangible assets of $4.0 million related to the assets acquired as a result of the WeddingChannel acquisition. The remaining increase in 2007 was due to increasing capital expenditures during calendar year 2006, including amounts for additional computer hardware and software to establish secondary back-up systems in connection with the development of a formal disaster recovery plan.

Interest and Other Income

Interest and other income, net of interest expense, increased to $4.8 million for year ended December 31, 2007, as compared to $3.9 million for the year ended December 31, 2006. Interest income increased by $2.1 million due to higher funds available for investment, including proceeds from the issuance of common stock in connection with the completion of a private placement in July 2006 as well as free cash flow in 2007. In the fourth quarter of 2006, we recorded $1.2 million in other income due to a legal settlement.

Provision for Taxes on Income

The effective tax rate for the year ended December 31, 2007, was approximately 42.6% which differed from the amount computed by applying the Federal statutory income tax rate, primarily due to state income taxes, net of Federal benefit.

Prior to December 31, 2006, we had maintained a valuation allowance with respect to certain deferred tax assets related to net operating loss carryforwards as a result of uncertainties associated with our future profitability. As of December 31, 2006, we concluded, based upon our assessment of positive and negative evidence, that it was more likely than not that an additional portion of our net deferred tax assets would be realized and, accordingly, we recorded a non-cash tax benefit in the fourth quarter of 2006 of $9.4 million resulting from the reversal of a portion of the valuation allowance. During 2006, we also utilized approximately $14.0 million of our net operating loss carryforwards.

Years Ended December 31, 2006 and December 31, 2005

Net Revenues

Net revenues were $72.7 million and $51.4 million for the years ended December 31, 2006 and 2005, respectively.

Online sponsorship and advertising revenues increased to $36.6 million for the year ended December 31, 2006 as compared to $25.8 million for the year ended December 31, 2005. The 2006 revenue amount includes $2.5 million for WeddingChannel. In addition to the impact from WeddingChannel, revenue from local vendor online advertising programs increased by $4.7 million, or approximately 27%, primarily as a result of an increase in the number and average spending of local vendor clients, including the continuing impact of price increases. There was also an increase of $3.6 million in national online sponsorship and advertising revenue, or approximately 44%, largely due to an increase in the average spending by our national accounts. Online sponsorship and advertising revenues amounted to 50% of our net revenues for each of the years ended December 31, 2006 and 2005.

Registry services revenue was $3.0 million for the year ended December 31, 2006 as compared to $285,000 for the year ended December 31, 2005. The increase is primarily the result of $2.6 million in commissions earned from WeddingChannel's retail partners. Registry services revenues amounted to 4% of our net revenues for the year ended December 31, 2006 and less than 1% of our net revenues for the year ended December 31, 2005.

Merchandise revenues, which consist primarily of the sale of wedding supplies, increased to $15.0 million as compared to $12.3 million for the year ended December 31, 2005. The 2006 revenue amount includes $780,000 sold through the WeddingChannel store. In addition, revenues for The Knot Wedding Shop increased by $2.2 million or 20%. Site improvements and more effective marketing efforts resulted in increased traffic and sales with respect to the shopping areas on our site. The sale of wedding supplies to wholesale customers decreased by $353,000. Subsequent to August 2006, we are no longer pursuing wholesale customers. Merchandise revenues amounted to 21% of our net revenues for the year ended December 31, 2006 and 24% of our net revenues for the year ended December 31, 2005.

Publishing and other revenues increased to $18.1 million for the year ended December 31, 2006, as compared to $13.0 million for the year ended December 31, 2005. Local print revenue increased by $2.3 million due to an increase in advertising pages sold in comparable markets, including revenue associated with the local section of our national magazine, and an increase in pricing. National print revenue increased by $653,000 as a result of an increase in the number of advertisers and advertising page rates in *The Knot Weddings* magazine. We also recorded revenue of $272,000 for the first two issues of *The Nest Magazine*. We recorded $457,000 in author royalties in 2006 upon the delivery and acceptance of three new books from our current program of wedding and newlywed-related publications. Additionally, in 2006, we recorded revenues of $314,000 from our bridal events program in partnership with Four Seasons Hotels and Resorts. Publishing and other revenue amounted to 25% of our net revenues for the years ended December 31, 2006 and 2005.

Cost of Revenues

Cost of revenues consists of the cost of merchandise sold, including outbound shipping costs, the costs related to the production of regional magazines and our national magazines, payroll and related expenses for our personnel who are responsible for the production of online and offline media, and costs of Internet and hosting services.

Cost of revenues increased to $15.5 million for the year ended December 31, 2006, as compared to $11.1 million for the year ended December 31, 2005. Online advertising cost of revenue increased by $474,000 primarily due to the production costs associated with The Knot TV. The cost of revenues from the sale of merchandise increased by $1.3 million due primarily to the increases in revenue. Publishing and other cost of revenue increased by $2.6 million due to higher production costs for both our national and local print publications primarily as a result of increased advertising page counts, production costs associated with the initial issues of *The Nest* magazine published in 2006 and direct costs related to the bridal events program. As a percentage of our net revenues, cost of revenues did not change significantly for the year ended December 31, 2006 as compared to the prior year. Margin improvements resulting from a higher mix of registry services revenue were offset, in part, by lower margins for publishing and other revenue due to the investment in *The Nest* magazine and the costs for the bridal events program.

Product and Content Development

Product and content development expenses consist primarily of payroll and related expenses for editorial, creative and information technology personnel and computer hardware and software costs.

Product and content development expenses increased to $9.0 million for the year ended December 31, 2006 as compared to $6.9 million for the year ended December 31, 2005. These increases include $1.6 million associated with WeddingChannel, primarily for personnel and related expenses. Other personnel and related expenses increased by $957,000 primarily due to additional investments in information technology and editorial staff, including an increase of approximately $218,000 related to stock-based compensation. These increases were offset, in part, by reductions in costs for computer hardware and software and outside consultants. In addition, for the year ended December 31, 2005, we incurred severance and other costs of approximately $120,000 in connection with the relocation of a significant portion of our information technology function to Austin, Texas. As a percentage of our net revenues, product and content development expenses decreased to 12% for the year ended December 31, 2006 from 13% for the year ended December 31, 2005.

Sales and Marketing

Sales and marketing expenses consist primarily of payroll and related expenses for sales and marketing, customer service and public relations personnel, as well as the costs for promotional activities and fulfillment and distribution of merchandise.

Sales and marketing expenses increased to $18.9 million for the year ended December 31, 2006, as compared to $14.2 million for the year ended December 31, 2005. These costs include $1.4 million associated with WeddingChannel, primarily for personnel and related expenses. Other personnel and related costs increased by $1.7 million primarily as a result of investments in national and local sales staff, in part, as additional support for sales efforts for new initiatives, including The Nest. These increases include approximately $223,000 related to stock-based compensation. We incurred higher sales commissions and incentives of $248,000 as a result of the increases in online and print advertising revenue and additional promotion expenses of $294,000. Also, in 2006, we incurred $468,000 in fulfillment expenses for the initial issues of The Nest magazine. As a percentage of our net revenues, sales and marketing expenses decreased to 26% for the year ended December 31, 2006 from 28% for the year ended December 31, 2005.

General and Administrative

General and administrative expenses consist primarily of payroll and related expenses for our executive management, finance and administrative personnel, legal and accounting fees, facilities costs, insurance and bad debt expenses.

General and administrative expenses increased to $15.2 million for the year ended December 31, 2006, as compared to $14.5 million for the year ended December 31, 2005. Legal and other professional costs related to our previous litigation with WeddingChannel amounted to $221,000. On September 26, 2006, the court hearing this litigation approved a stipulation between WeddingChannel and us dismissing the case without prejudice and without costs. Legal and other professional costs related to this litigation were $4.8 million for the year ended December 31, 2005. In 2006, we incurred additional stock-based compensation expense of approximately $1.0 million, higher costs of $613,000 with respect to the development of a formal disaster recovery plan for the Company, higher consulting and audit costs related to Sarbanes-Oxley compliance of $891,000, additional professional and other legal costs of $533,000 and higher bad debt expense of $318,000. Other general and administrative expenses associated with WeddingChannel for the year ended December 31, 2006 were $1.5 million. As a percentage of our net revenues, general and administrative expenses decreased to 21% for the year ended December 31, 2006 from 28% for the year ended December 31, 2005.

Depreciation and Amortization

Depreciation and amortization expenses consist of depreciation and amortization of property and equipment and capitalized software and amortization of intangible assets related to acquisitions.

Depreciation and amortization expenses increased to $3.8 million for the year ended December 31, 2006, from $1.3 million for the year ended December 31, 2005. We recorded additional depreciation and amortization of property and equipment, capitalized software and intangible assets of $1.9 million, primarily related to assets acquired as a result of the WeddingChannel acquisition. The increase was also due to increased capital expenditures during 2005 and 2006, including spending for our new e-commerce platform and additional computer hardware and software to establish secondary back-up systems in connection with the development of a formal disaster recovery plan.

Interest and Other Income

Interest income, net of interest expense, increased to $3.9 million for the year ended December 31, 2006, from $763,000 for the year ended December 31, 2005. This increase was primarily the result of higher funds available for investment, resulting from proceeds from our private placement in July 2006, the availability of proceeds received from our follow-on offering in August 2006 prior to the payment of the cash portion of the purchase price for WeddingChannel, and higher interest rates. Other income for the year ended December 31, 2006 also includes $1.2 million resulting from the settlement of a legal action.

Provision/Benefit for Income Taxes

Prior to December 31, 2006, we had maintained a valuation allowance with respect to certain deferred tax assets as a result of uncertainties associated with our future profitability. As of December 31, 2006, we concluded, based upon our assessment of positive and negative evidence, that it was more likely than not that an additional portion of our net deferred tax assets will be realized and, accordingly, we recorded a non-cash tax benefit in 2006 of $9.4 million resulting from the reversal of a portion of the valuation allowance.

For the year ended December 31, 2005, our provision for income taxes was $265,000, primarily due to operating income generated in certain states.

Stock-Based Compensation

Total stock-based compensation expense related to all of the Company's stock awards was included in various operating expense categories for the years ended December 31, 2007, 2006 and 2005, as follows:

	Year Ended December 31		
	2007	2006	2005
Product and content development	$ 510,000	$ 218,000	$ —
Sales and marketing	522,000	255,000	32,000
General and administrative	1,351,000	1,071,000	28,000
Total stock-based compensation expense	$2,383,000	$1,544,000	$60,000

The following table details the effect on net income and earnings per share had stock-based compensation expense been recorded based on the fair value method under SFAS No. 123, as amended, for the year ended December 31, 2005.

	Year Ended December 31, 2005
Net income, as reported	$ 3,952,328
Add: Total stock-based employee compensation expense included in reported net income	60,366
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(1,032,620)
Net income, pro forma	$ 2,980,074
Basic earnings per share, as reported	$ 0.17
Basic earnings per share, pro forma	$ 0.13
Diluted earnings per share, as reported	$ 0.16
Diluted earnings per share, pro forma	$ 0.12

As of December 31, 2007, total unrecognized estimated compensation expense related to unvested stock options, restricted shares and ESPP rights was $7.0 million, which is expected to be recognized over a weighted average period of 2.4 years.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS 109. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. We adopted FIN 48 effective January 1, 2007. The adoption of FIN48 did not impact our operating results or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on December 14, 2007, the FASB issued proposed FASB Staff Position ("FSP") FAS 157-b which would delay the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This proposed FSP partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for 2008, we will adopt SFAS 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in proposed FSP FAS 157-b. The partial adoption of SFAS 157 will not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of FASB Statement No. 115* ("SFAS 159"), which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to fair value will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements. SFAS 159 is effective beginning January 1, 2008. We are currently evaluating the potential impact of the adoption of SFAS 159 on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective beginning January 1, 2009. We are currently evaluating the potential impact of the adoption of SFAS 141R on our consolidated financial position, results of operations or cash flows.

Liquidity and Capital Resources

Net cash provided by operating activities was $27.2 million for the year ended December 31, 2007. This resulted primarily from the net income for the period of $11.9 million and depreciation, amortization, stock-based compensation and deferred income taxes of $17.9 million. These sources of cash were offset, in part, by an increase in accounts receivable, net of deferred revenue, of $2.2 million primarily as a result of increases in online sponsorship and advertising revenue. Net cash provided by operating activities was $17.7 million for the year ended December 31, 2006. This resulted primarily from the net income for the year of $14.0 million (excluding a $9.4 million non-cash income tax benefit), depreciation, amortization, non-cash services expense and stock-based compensation of $5.9 million and a decrease in inventory of $741,000. These sources of cash were offset, in part, by a decrease in accounts payable and accrued expenses of $2.4 million.

Net cash used in investing activities was $69.4 million for the year ended December 31, 2007, due primarily to purchases of short-term investments, net of proceeds from sales, of $65.6 million, and purchases of property and equipment of $3.9 million. Net cash used in investing activities was $52.6 million for the year ended December 31, 2006 and consisted primarily of cash paid in connection with the acquisition of WeddingChannel, net of cash acquired, and the business and assets of OAM Solutions, Inc. aggregating $53.8 million and purchases of property, equipment and software of $3.4 million, offset, in part, by the sale of short-term investments, net of purchases, of $4.6 million. We currently believe that purchases of property, equipment and software could range from $4.2 million to $4.5 million for the year ended December 31, 2008.

Net cash provided by financing activities was $1.6 million for the year ended December 31, 2007 primarily due to proceeds from the issuance of common stock in connection with the exercise of stock options and warrants and through our Employee Stock Purchase Plan of $1.3 million and excess tax benefits from stock-based awards of $660,000. We also repurchased $320,000 of common stock in connection with the surrender of restricted shares by employees to satisfy tax withholding obligations related to the vesting of the stock awards. Net cash provided by financing activities was $90.9 million for the year ended December 31, 2006 primarily due to proceeds from the issuance of common stock in connection with the completion of a private placement and follow-on offering in the third quarter of 2006 for which we received aggregate net proceeds of $89.6 million. We also received proceeds from the exercise of stock options and through our Employee Stock Purchase Plan of $1.3 million.

As of December 31, 2007, our cash, cash equivalents and short-term investments amounted to $105.8 million. Our short-term investments include investments in auction rate securities which, as of March 3, 2008, amounted to $59.0 million. These securities are AAA/Aaa rated variable rate debt securities whose interest rates reset every 35 days. The securities are collateralized by student loans with approximately 92% of such collateral in the aggregate guaranteed by the United States government under the Federal Family Education Loan Program. $3.0 million of these securities have an underlying maturity date of November 1, 2009 while the remaining securities have underlying maturity dates ranging from March 1, 2022 through December 1, 2041.

From February 14, 2008 through March 3, 2008, several auctions have failed representing securities totaling $48.2 million. An auction failed when there was insufficient demand. However, this does not represent a default by the issuer of the auction rate security. Upon an auction failure, the interest rates reset based on a formula contained in the security, which rate is generally higher than the current market rate. The reset interest rates on the auction rate securities currently held by us range from a short-term debt index plus 150 to 250 basis points, to as high as 14%. Each failed auction will be assessed individually but based on the current information at hand, we have no reason to believe that any of the underlying issuers of our auction rate securities are presently at risk or that these securities are otherwise impaired. However, if these issuers are unable to successfully close future auctions and their credit ratings deteriorate, we may be required to record an impairment charge on these investments in the future. It may also take until the final maturity of the underlying securities to realize the investments' recorded value. Based on expected future operating cash flows and our other sources of cash, cash equivalents and short-term investments, we do not currently anticipate that any potential lack of liquidity in these auction rate securities will affect our ability to execute our current business plan and that our current liquid cash, cash equivalents and short-term investments will be sufficient to fund our working capital and capital expenditure requirements for the foreseeable future. Our ability to meet our obligations in the ordinary course of business is dependent upon our ability to maintain profitable operations and/or raise additional financing through public or private debt or equity financings, or other arrangements with corporate sources, or other sources of financing to fund operations. However, there is no assurance that we will maintain profitable operations or that additional funding, if required, will be available to us in amounts or on terms acceptable to us.

Contractual Obligations and Commitments

We do not have any special purposes entities or capital leases, and other than operating leases, which are described below, we do not engage in off-balance sheet financing arrangements.

In the ordinary course of business, we enter into various arrangements with vendors and other business partners principally for magazine production, inventory and computer hardware purchases, host services and bandwidth.

As of December 31, 2007, we had no material commitments for capital expenditures.

As of December 31, 2007, we had commitments under non-cancelable operating leases amounting to approximately $4.0 million.

At December 31, 2007, other long term liabilities of $456,000 substantially represented accruals to recognize rent expense on a straight-line basis over the respective lives of four of our operating leases under which rental payments increase over the lease periods. These accruals will be reduced as the operating lease payments, summarized in the table of contractual obligations below, are made.

Our contractual obligations as of December 31, 2007 are summarized as follows:

Contractual Obligations	Payments Due by Period				
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
			(In Thousands)		
Current portion of long-term debt	$ 55	$ 55	$ —	$ —	$—
Operating leases	3,974	1,230	2,591	153	
Purchase commitments	2,446	2,332	114	—	—
Total	$6,475	$3,617	$2,705	$153	$

Seasonality

We believe that the impact of the frequency of weddings from quarter to quarter results in lower registry services and merchandise revenues in the first and fourth quarters.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market rate or price risks.

We are exposed to some market risk through interest rates related to the investment of our current cash, cash equivalents and short-term investments of approximately $105.8 million as of December 31, 2007. These funds are generally invested in highly liquid debt instruments. As such instruments mature and the funds are re-invested, we are exposed to changes in market interest rates. This risk is not considered material, and we manage such risk by continuing to evaluate the best investment rates available for short-term, high quality investments.

We have short-term investments totaling $59.0 million in auction rate securities as of March 3, 2008. These securities are AAA/Aaa rated variable rate debt securities whose interest rates reset every 35 days. The securities are collateralized by student loans, with approximately 92% of such collateral in the aggregate guaranteed by the United States government under the Federal Family Education Loan Program. $3.0 million of these securities have an underlying maturity date of November 1, 2009 while the remaining securities have underlying maturity dates ranging from March 1, 2022 through December 1, 2041.

From February 14, 2008 through March 3, 2008, several auctions have failed representing securities totaling $48.2 million. An auction failed when there was insufficient demand. However, this does not represent a default by the issuer of the auction rate security. Upon an auction failure, the interest rates reset based on a formula contained in the security, which rate is generally higher than the current market rate. The reset interest rates on the auction rate securities currently held by us range from a short-term debt index plus 150 to 250 basis points, to as high as 14%. Each failed auction will be assessed individually but based on the current information at hand, we have no reason to believe that any of the underlying issuers of our auction rate securities are presently at risk or that these securities are otherwise impaired. However, if the issuers are unable to successfully close future auctions and their credit ratings deteriorate, we may be required to record an impairment charge on these investments in the future. Additionally, if such issuers default with respect to such securities, we may no longer continue to receive any interest and may be required to record a further impairment charge on such investments. In the event we need to access these funds, we could be required to sell these securities at an amount below our original purchase value. If we are unable to liquidate these investments as necessary to execute our current business plan, we may need to change or postpone such business plan or find alternative financing, if available, for such business plan. Any of these events could materially affect our results of operations and our financial condition.

We have no activities related to derivative financial instruments or derivative commodity instruments, and we are not currently subject to any significant foreign currency exchange risk.

Item 8. Consolidated Financial Statements and Schedule

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

The unaudited supplementary data regarding quarterly results of operations are incorporated by reference to the information set forth in Item 6, "Selected Financial Data", in the section captioned, "Quarterly Results of Operations Data".

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Knot, Inc.

We have audited the accompanying consolidated balance sheets of The Knot, Inc. (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Knot, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007 the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* an Interpretation of Statement of Financial Accounting Standard ("SFAS") No. 109 and effective January 1, 2006, the Company adopted SFAS No. 123 (R), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Knot, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
March 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
The Knot, Inc.

We have audited The Knot, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Knot, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Knot, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Knot, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, of the Knot, Inc. and our report dated March 12, 2008, expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
March 12, 2008

THE KNOT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 33,127,457	$ 73,633,011
Short-term investments	72,648,519	7,000,000
Accounts receivable, net of allowances of $1,416,280 and $707,567 at December 31, 2007 and December 31, 2006, respectively	14,927,145	9,073,346
Accounts receivable from affiliate	1,327,029	669,574
Inventories	1,878,478	1,345,150
Deferred production and marketing costs	482,833	584,210
Deferred tax assets, current portion	3,388,419	8,369,121
Other current assets	1,622,556	1,499,851
Total current assets	129,402,436	102,174,263
Property and equipment, net	8,497,030	9,375,815
Intangible assets, net	30,952,683	34,015,125
Goodwill	32,105,110	33,853,840
Deferred tax assets	22,017,689	24,489,992
Other assets	278,517	341,467
Total assets	$223,253,465	$204,250,502
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 7,616,431	$ 7,661,023
Deferred revenue	14,665,083	10,497,552
Current portion of long-term debt	55,173	50,733
Total current liabilities	22,336,687	18,209,308
Deferred tax liabilities	14,177,960	15,013,770
Long term debt	—	55,173
Other liabilities	455,631	547,793
Total liabilities	36,970,278	33,826,044
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value; 100,000,000 shares, authorized; 31,578,404 shares and 31,129,628 shares issued and outstanding at December 31, 2007 and 2006, respectively	315,784	311,297
Additional paid-in capital	192,893,753	188,908,678
Accumulated deficit	(6,926,350)	(18,795,517)
Total stockholders' equity	186,283,187	170,424,458
Total liabilities and stockholders' equity	$223,253,465	$204,250,502

See accompanying notes.

THE KNOT, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2007	2006	2005
Net revenues:			
Online sponsorship and advertising	$49,033,757	$36,576,994	$25,843,823
Registry services	10,861,561	3,038,675	284,747
Merchandise	19,312,575	15,003,569	12,306,686
Publishing and other	19,480,029	18,059,717	12,973,666
Total net revenues	98,687,922	72,678,955	51,408,922
Cost of revenues:			
Online sponsorship and advertising	1,585,280	1,280,069	805,800
Registry services	—	—	—
Merchandise	9,073,755	7,369,903	6,062,608
Publishing and other	7,392,901	6,866,769	4,233,079
Total cost of revenues	18,051,936	15,516,741	11,101,487
Gross profit	80,635,986	57,162,214	40,307,435
Operating expenses:			
Product and content development	13,827,360	9,013,023	6,878,633
Sales and marketing	25,297,379	18,881,156	14,212,268
General and administrative	16,705,796	15,174,381	14,491,332
Goodwill impairment	495,578	—	—
Depreciation and amortization	8,439,374	3,848,566	1,271,221
Total operating expenses	64,765,487	46,917,126	36,853,454
Income from operations	15,870,499	10,245,088	3,453,981
Interest and other income, net	4,820,082	3,860,168	763,296
Income before income taxes	20,690,581	14,105,256	4,217,277
Provision (benefit) for income taxes	8,821,414	(9,321,649)	264,949
Net income	$11,869,167	$23,426,905	$ 3,952,328
Net earnings per share – basic	$ 0.38	$ 0.90	$ 0.17
Net earnings per share – diluted	$ 0.36	$ 0.82	$ 0.16
Weighted average number of common shares outstanding			
Basic	30,975,457	26,125,038	22,715,724
Diluted	32,766,879	28,496,405	24,878,652

See accompanying notes.

THE KNOT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Par Value				
Balance at December 31, 2004	—	$—	22,264,962	$222,649	$ 75,154,287	$ —	$(46,174,750)	$ 29,202,186
Issuance of common stock in connection with exercise of vested stock options	—	—	713,115	7,131	1,236,595	—	—	1,243,726
Issuance of common stock in connection with employee stock purchase plan	—	—	36,339	364	126,419	—	—	126,783
Issuance of restricted common stock	—	—	35,000	350	281,400	(281,400)	—	350
Non-cash services expense related to the issuance of a warrant and options in connection with financial advisory and other consulting services	—	—	—	—	751,549	—	—	751,549
Stock-based compensation						60,366		60,366
Net income for the year ended December 31, 2005	—	—	—	—	—	—	3,952,328	3,952,328
Balance at December 31, 2005	—	—	23,049,416	230,494	77,550,250	(221,034)	(42,222,422)	35,337,288
Reversal of deferred compensation in accordance with SFAS No. 123(R) as of January 1, 2006	—	—	—	—	(221,034)	221,034	—	—
Issuance of common stock in connection with a private placement, net of costs of approximately $2,618,000	—	—	2,750,000	27,500	47,542,042	—	—	47,569,542
Issuance of common stock in connection with a follow-on offering, net of costs of approximately $2,878,000	—	—	2,809,600	28,096	42,047,138	—	—	42,075,234
Issuance of common stock in connection with an acquisition	—	—	1,149,876	11,499	18,650,988	—	—	18,662,487
Issuance of common stock in connection with the exercise of a warrant	—	—	316,859	3,169	(3,169)	—	—	—
Issuance of common stock in connection with exercise of vested stock options	—	—	599,813	5,998	1,043,847	—	—	1,049,845
Issuance of common stock in connection with employee stock purchase plan	—	—	60,564	606	259,072	—	—	259,678
Issuance of restricted common stock, net of cancellations	—	—	393,500	3,935	—	—	—	3,935
Non-cash services expense related to the issuance of a warrant in connection with financial advisory services	—	—	—	—	495,370	—	—	495,370
Stock-based compensation	—	—	—	—	1,544,174	—	—	1,544,174
Net income for the year ended December 31, 2006	—	—	—	—	—	—	23,426,905	23,426,905
Balance at December 31, 2006	—	—	31,129,628	311,297	188,908,678	—	(18,795,517)	170,424,458
Issuance of common stock in connection with the exercise of a warrant	—	—	18,050	180	68,229	—	—	68,409
Issuance of common stock in connection with exercise of vested stock options	—	—	284,859	2,849	864,013	—	—	866,862
Issuance of common stock in connection with employee stock purchase plan	—	—	27,472	274	422,209	—	—	422,483
Issuance of restricted common stock, net of cancellations	—	—	139,500	1,395	—	—	—	1,395
Surrender of restricted common stock	—	—	(15,373)	(154)	(319,439)	—	—	(319,593)
Return of common stock from escrow issued in connection with an acquisition	—	—	(5,732)	(57)	(92,973)	—	—	(93,030)
Stock-based compensation	—	—	—	—	2,382,980	—	—	2,382,980
Excess tax benefits from stock-based awards	—	—	—	—	660,056	—	—	660,056
Net income for the year ended December 31, 2007	—	—	—	—	—	—	11,869,167	11,869,167
Balance at December 31, 2007	—	$—	31,578,404	$315,784	$192,893,753	$ —	$ (6,926,350)	$186,283,187

See accompanying notes.

THE KNOT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
Operating activities			
Net income	$ 11,869,167	$ 23,426,905	$ 3,952,328
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,626,932	2,558,216	1,130,776
Amortization of intangibles	3,812,442	1,290,350	140,445
Stock-based compensation	2,382,980	1,544,174	60,366
Non-cash services expense	—	495,370	716,549
Deferred income taxes	7,077,892	(9,743,343)	—
Reserve for returns	2,592,412	2,366,422	2,073,559
Goodwill impairment	495,578	—	—
Allowance for doubtful accounts	789,889	287,360	(50,178)
Other non-cash (income) charges	145,204	187,676	(14,419)
Excess tax benefits from stock-based awards	(660,056)	—	—
Changes in operating assets and liabilities (net of businesses acquired):			
Accounts receivable	(9,059,680)	(3,225,775)	(3,435,280)
Accounts receivable from affiliate	(657,455)	(329,329)	(241,133)
Inventories	(468,694)	553,082	(179,950)
Deferred production and marketing costs	101,377	(164,655)	(150,019)
Other current assets	(167,796)	(74,343)	(154,680)
Other assets	62,950	8,004	4,869
Accounts payable and accrued expenses	187,091	(2,395,162)	1,295,701
Deferred revenue	4,183,786	837,700	1,900,024
Other liabilities	(92,162)	43,228	11
Net cash provided by operating activities	27,221,857	17,665,880	7,048,969
Investing activities			
Purchases of property and equipment	(3,920,884)	(3,419,422)	(1,558,226)
Purchases of short-term investments	(234,109,799)	(9,300,000)	(18,150,000)
Proceeds from sales of short-term investments	168,461,280	13,850,000	26,150,000
Acquisition of businesses, net of cash acquired	193,113	(53,763,283)	(621,105)
Net cash (used in) provided by investing activities	(69,376,290)	(52,632,705)	5,820,669
Financing activities			
Repayment of current portion of long term borrowings	(50,733)	(46,651)	(42,898)
Repurchase of common stock	(319,593)	—	—
Issuance costs	—	(5,493,138)	—
Proceeds from issuance of common stock	423,878	95,404,713	126,783
Proceeds from exercise of stock options	866,862	1,049,845	1,243,726
Excess tax benefits from stock-based awards	660,056	—	—
Proceeds from exercise of stock warrants	68,409	—	—
Net cash provided by financing activities	1,648,879	90,914,769	1,327,611
(Decrease) increase in cash and cash equivalents	(40,505,554)	55,947,944	14,197,249
Cash and cash equivalents at beginning of year	73,633,011	17,685,067	3,487,818
Cash and cash equivalents at end of year	$ 33,127,457	$ 73,633,011	$ 17,685,067
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 9,267	$ 12,329	$ 16,164
Cash paid for income taxes	$ 1,184,000	$ 391,000	$ 173,000
Cash paid for acquisitions	$ —	$(66,517,899)	$ (621,105)
Cash acquired in acquisitions	—	12,754,616	—
	$ —	$(53,763,283)	$ (621,105)
Fair value of common stock issued in connection with acquisitions	$ —	$ 18,662,487	$ —

During the year ended December 31, 2006, the Company issued approximately 1.1 million shares of common stock in connection with an acquisition.

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

1. Organization and Nature of Operations

The Knot (the "Company") is a leading lifestage media company targeting couples planning their weddings and future lives together. The Company commenced operations in May 1996. The Company's flagship brand, The Knot, is the nation's leading wedding resource, reaching over a million engaged couples each year through the #1 wedding website TheKnot.com. Extensions of The Knot brand include The Knot's national and local magazines, The Knot books (published by Random House and Chronicle), and television programming bearing The Knot name (aired on Style Network and Comcast). The Company acquired WeddingChannel.com, Inc. ("WeddingChannel") in September 2006. WeddingChannel's principal website, WeddingChannel.com, is the second largest wedding website overall and the #1 gift registry website. The Nest brand focuses on the newlywed-to-pregnancy lifestage with the popular lifestyle website TheNest.com, a home décor book series with Clarkson Potter, The Nest magazine, and baby offshoot The NestBaby.com. Also under The Knot, Inc. umbrella are WeddingTracker.com, GiftRegistryLocator.com, party planning site PartySpot.com, teen-oriented PromSpot-.com, and local baby services and community site Lilaguide.com.

The Company has only achieved operating income in recent periods and has an accumulated deficit of $6,926,350 as of December 31, 2007. The Company believes that its current cash and cash equivalents will be sufficient to fund its working capital and capital expenditure requirements for the foreseeable future. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to maintain profitable operations and/or raise additional financing through public or private debt or equity financings, or other arrangements with corporate sources, or other sources of financing to fund operations. However, there is no assurance that the Company will maintain profitable operations or that additional funding, if required, will be available to the Company in amounts or on terms acceptable to the Company.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of Estimates

Preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Interim results are not necessarily indicative of results for a full year.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate fair value as of December 31, 2007 due to the short-term nature of these instruments. The carrying amounts of outstanding borrowings also approximate fair value.

Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The market value of the Company's cash equivalents approximates their cost plus accrued interest. Short-term investments represent commercial paper with maturity dates in excess of 90 days or investments in auction rate securities which have interest rate resets every 90 days or less but maturity dates in excess of 90 days. All short-term investments are classified as available-for-sale and are carried at cost, which approximates market value. During the years ended December 31, 2007, 2006 and 2005, realized and unrealized gains on available for sale securities were not material.

2. Summary of Significant Accounting Policies – (continued)

Inventory

Inventory consists of finished goods and raw materials. Inventory costs are determined principally by using the average cost method and are stated at the lower of cost or net realizable value.

Deferred Production and Marketing Costs

Deferred production and marketing costs include certain magazine and online video production costs and prepaid sales commissions which are deferred and expensed as the related revenue is recognized.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets which range from three to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease agreement.

Goodwill, Other Intangible and Long-Lived Assets

Goodwill is the excess of purchase price over the fair value of identified net assets of businesses acquired. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but instead are subject to annual impairment tests in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* and long-lived assets are reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Other intangible assets are amortized over their respective useful lives and reviewed for impairment whenever events or changes in circumstances such as significant declines in revenues, earnings or cash flows or material adverse changes in the business climate indicate that the carrying amount of an asset may be impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future estimated undiscounted net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Income Taxes

The Company accounts for income taxes on the liability method as required by SFAS No. 109, *Accounting for Income Taxes.* Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

Revenue Recognition

The Company derives revenues from the sale of online sponsorship and advertising programs, from commissions earned in connection with the sale of gift registry products, from the sale of merchandise and from the publication of magazines.

Online sponsorship programs are designed to integrate advertising with online editorial content. Sponsors can purchase the exclusive right to promote products or services on a specific online editorial area and can purchase a special feature on the Company's sites. These programs commonly include banner advertisements and direct e-mail marketing. Sponsors can also promote their services and products within the programming on the Company's streaming video channel, The Knot TV.

2. Summary of Significant Accounting Policies – (continued)

Online advertising includes online banner advertisements and direct e-mail marketing as well as placement in the Company's online search tools. This category also includes online listings, including preferred placement and other premium programs, in the local area of the websites for local wedding vendors. Local vendors may purchase online listings through fixed term contracts or open-ended subscriptions.

Certain elements of online sponsorship and advertising contracts provide for the delivery of a minimum number of impressions. Impressions are the featuring of a sponsor's advertisement, banner, link or other form of content on the Company's sites. To the extent that minimum guaranteed impressions are not met, the Company is often obligated to extend the period of the contract until the guaranteed impressions are achieved. If this occurs, the Company defers and recognizes the corresponding revenues over the extended period.

Registry services revenue represents commissions earned in connection with the sale of products from gift registries under agreements with certain retail partners where the Company is not primarily obligated in a transaction, not subject to inventory risk and amounts earned are determined using a fixed percentage. This commission revenue is recognized when the products are sold by the retail partners.

Merchandise revenue generally includes the selling price of wedding supplies through our websites as well as related outbound shipping and handling charges since the Company is the primary party obligated in a transaction, is subject to inventory risk and establishes its own pricing and selection of suppliers. Merchandise revenues are recognized when products are shipped to customers, reduced by discounts as well as an allowance for estimated sales returns. For the years ended December 31, 2007, 2006 and 2005, merchandise revenue included outbound shipping and handling charges of approximately $2.8 million, $2.2 million and $1.8 million, respectively. Merchandise revenues exclude related sales taxes collected.

Publishing revenue primarily includes print advertising revenue derived from the publication of national and regional magazines. These revenues are recognized upon the publication of the related magazines, at which time all material services related to the magazine have been performed. Additionally, publishing revenues are derived from the sale of magazines on newsstands and in bookstores, and from author royalties received related to book publishing contracts. Revenues from the sale of magazines are recognized when the magazines are shipped, reduced by an allowance for estimated sales returns. Author royalties, to date, have been primarily derived from publisher royalty advances that are recognized as revenue when all of our contractual obligations have been met which is typically upon the delivery to, and acceptance by, the publisher of the final manuscript.

For contracts with multiple elements, including programs which combine online and print advertising components, the Company allocates revenue to each element based on evidence of its relative fair value. Evidence of fair value is the normal pricing and discounting practices for those deliverables when sold separately. The Company defers revenue for any undelivered elements and recognizes revenue allocated to each element in accordance with the revenue recognition policies set forth above.

Revenue for which realization is not reasonably assured is deferred.

Deferred Revenue

Deferred revenue represents payments received or billings in excess of revenue recognized, which are primarily related to online and print advertising contracts.

2. Summary of Significant Accounting Policies – (continued)

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense totaled approximately $329,000, $132,000 and $134,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and short-term investments and accounts receivable. Cash, cash equivalents and short-term investments are deposited with three major financial institutions. The Company's customers are concentrated in the United States. The Company performs on-going credit evaluations, generally does not require collateral, and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information.

For the year ended December 31, 2007, one customer, Macy's, accounted for 10% of net revenues and no customer accounted for more than 5% and 2% of net revenues for the years ended December 31, 2006 and 2005, respectively. At December 31, 2007 and December 31, 2006, no single customer accounted for more than 9% and 7% of accounts receivable, respectively.

Stock-Based Compensation

Prior to January 1, 2006, stock-based compensation was accounted for using the intrinsic value-based method in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, and the Company complied with the disclosure provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. Accordingly, the Company only recorded compensation expense for stock options granted with an exercise price that was less than the fair market value of the underlying stock at the date of grant or in connection with the issuance of restricted common stock. Compensation expense was recognized over the service periods necessary to vest the awards. To the extent stock awards were forfeited prior to vesting, the corresponding expense that was previously recognized, including expense for pro-forma disclosure purposes, was reversed in the period of forfeiture. In addition, the Company did not record compensation expense for rights to purchase shares under its Employee Stock Purchase Plan ("ESPP") because the plan satisfied certain conditions under APB No. 25.

Effective January 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment,* using the modified prospective method. Under this method, previously reported amounts are not restated. SFAS No. 123(R) requires the measurement of compensation expense for all stock awards granted to employees and non-employee directors at fair value on the date of grant and recognition of compensation expense over the related service periods for awards expected to vest. Under the modified prospective method, the Company recognizes compensation expense for all stock awards granted after December 31, 2005, and for awards granted prior to January 1, 2006 that remained unvested as of that date or which may be subsequently modified. The fair value of restricted stock is determined based on the number of shares granted and the quoted price of the Company's common stock, and the fair value of stock options granted is determined using the Black-Scholes valuation model, which is consistent with the Company's valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123 and SFAS No. 148.

The Company continues to recognize stock-based compensation for service-based graded-vesting stock awards granted prior to January 1, 2006 using the accelerated method prescribed by Financial Accounting Standards Board ("FASB") *Interpretation No. 28.* As permitted under SFAS No. 123(R),for stock awards granted after December 31, 2005, the Company has adopted the straight-line attribution method. In addition, effective

2. Summary of Significant Accounting Policies – (continued)

January 1, 2006, the Company has included an estimate of stock awards to be forfeited in the future in calculating stock-based compensation expense for the period. The cumulative effect of this accounting change for forfeitures was not material due to the significant reduction in both the number of personnel receiving stock awards and the aggregate amount of stock awards granted by the Company in 2004 and 2005.

Total stock-based compensation expense related to all of the Company's stock awards was included in various operating expense categories for the years ended December 31, 2007, 2006 and 2005 as follows:

	Year Ended December 31		
	2007	2006	2005
Product and content development	$ 510,000	$ 218,000	$ —
Sales and marketing	522,000	255,000	32,000
General and administrative	1,351,000	1,071,000	28,000
Total stock-based compensation expense	$2,383,000	$1,544,000	$60,000

The following table details the effect on net income and earnings per share had stock-based compensation expense been recorded based on the fair value method under SFAS No. 123, as amended, for the year ended December 31, 2005.

	Year Ended December 31, 2005
Net income, as reported	$ 3,952,328
Add: Total stock-based employee compensation expense included in reported net income	60,366
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(1,032,620)
Net income, pro forma	$ 2,980,074
Basic earnings per share, as reported	$ 0.17
Basic earnings per share, pro forma	$ 0.13
Diluted earnings per share, as reported	$ 0.16
Diluted earnings per share, pro forma	$ 0.12

Earnings per Share

The Company computes earnings per share in accordance with SFAS No. 128, *Earnings per Share.* Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share adjusts basic earnings per share for the effects of stock options, restricted common stock, warrants and other potentially dilutive financial instruments, only in the periods in which the effects are dilutive. For the years ended December 31, 2007, 2006 and 2005, the weighted average number of shares used in calculating diluted earnings per share includes stock options, restricted common stock and warrants to purchase common stock of 1,791,422, 2,371,367 and 2,162,928, respectively. The calculations of earnings per share for the years ended December 31, 2007 and 2005 exclude a weighted average number of stock options of approximately 242,000 and 32,000, respectively, because to include them in the calculations would be antidilutive.

Segment Information

The Company operates in one reportable segment as it is organized around its online and offline media and e-commerce service lines. These service lines do not have operating managers who report to the chief operating decision maker. The chief operating decision maker reviews financial information at a consolidated results of operations level but does review revenue and cost of revenue results of the individual service lines.

2. Summary of Significant Accounting Policies – (continued)

Comprehensive Income

SFAS No. 130, *Reporting Comprehensive Income* establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The Company's comprehensive net income is equal to its net income for all periods presented.

Software Development Costs

The costs of computer software developed or obtained for internal use are being amortized over their estimated useful lives, which has been determined by the Company to range from one to three years. Amortization of software development costs begins when the software is ready for its intended use.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS 109. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not impact the Company's operating results or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on December 14, 2007, the FASB issued proposed FASB Staff Position ("FSP") FAS 157-b which would delay the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This proposed FSP partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for 2008, the Company will adopt SFAS 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in proposed FSP FAS 157-b. The partial adoption of SFAS 157 will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of FASB Statement No. 115* ("SFAS 159"), which allows an entity to choose to measure certain financial instruments and liabilities at fair value. Subsequent measurements for the financial instruments and liabilities an entity elects to fair value will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements. SFAS 159 is effective beginning January 1, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS 159 on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective beginning January 1, 2009. The Company is currently evaluating the potential impact of the adoption of SFAS 141R on its consolidated financial position, results of operations or cash flows.

2. Summary of Significant Accounting Policies – (continued)

Reclassification

Certain amounts in the accompanying consolidated balance sheet as of December 31, 2006 and consolidated statements of cash flows for the years ended December 31, 2006 and 2005 have been reclassified to conform to the current year presentation.

3. Cash and Cash Equivalents and Short-Term Investments

Cash and cash equivalents and short-term investments consist of the following:

	December 31,	
	2007	2006
Cash	$ 3,170,537	$ 3,933,583
Money market funds	18,895,945	63,513,580
Commercial paper	11,060,975	6,185,848
Cash and cash equivalents	$33,127,457	$73,633,011
Auction rate securities	$58,775,000	$ 7,000,000
Commercial paper	13,856,293	—
Certificate of deposit	17,226	—
Short-term investments	$72,648,519	$ 7,000,000

The Company's investments in commercial paper at December 31, 2007, consisted of PI/AI rated corporate debt securities.

As of March 3, 2007, the Company's investments in auction rate securities was $59.0 million and consisted of AAA/Aaa rated variable rate debt securities whose interest rates reset every 35 days. These securities are collateralized by student loans, with approximately 92% of such collateral in the aggregate by the United States government under the Federal Family Education Loan Program. $3.0 million of these securities have an underlying maturity date of November 1, 2009 while the remaining securities have underlying maturity dates ranging from March 1, 2022 through December 1, 2041.

From February 14, 2008 through March 3, 2008, several auctions have failed representing securities totaling $48.2 million. An auction failed when there was insufficient demand. However, this does not represent a default by the issuer of the auction rate security. Upon an auction failure, the interest rates reset based on a formula contained in the security, which rate is generally higher than the current market rate. The reset interest rates on the auction rate securities currently held by the Company range from a short-term debt index plus 150 to 250 basis points, to as high as 14%. Each failed auction will be assessed individually but based on the current information at hand, the Company has no reason to believe that any of the underlying issuers of its auction rate securities are presently at risk or that these securities are otherwise impaired. However, if these issuers are unable to successfully close future auctions and their credit ratings deteriorate, the Company may be required to record an impairment charge on these investments in the future. It may also take until the final maturity of the underlying securities to realize the investments' recorded value. Based on expected future operating cash flows and its other sources of cash, cash equivalents and short-term investments, the Company does not currently anticipate that any potential lack of liquidity in these auction rate securities will affect its ability to execute its current business plan.

4. Inventory

Inventory consists of the following:

	December 31,	
	2007	2006
Raw materials	$ 204,811	$ 194,122
Finished goods	1,673,667	1,151,028
	$1,878,478	$1,345,150

5. Property and Equipment

Property and equipment consists of the following:

	December 31,	
	2007	2006
Leasehold improvements	$ 2,355,635	$ 1,634,481
Software	10,475,573	8,803,559
Furniture and fixtures	834,580	331,975
Computer and office equipment	5,333,692	5,397,391
	18,999,480	16,167,406
Less accumulated depreciation and amortization	10,502,450	6,791,591
	$ 8,497,030	$ 9,375,815

6. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 are as follows:

Balance as of December 31, 2005	$ 8,904,714
Acquisition of assets and liabilities assumed of OAM Solutions, Inc.	1,817,169
Acquisition of WeddingChannel.com, Inc.	23,131,957
Balance as of December 31, 2006	$33,853,840
Acquisition of WeddingChannel.com, Inc. (see Note 16):	
Adjustments to purchase price and additional direct transaction costs	(375,387)
Adjustments to fair value of net assets acquired other than goodwill	(877,765)
Goodwill impairment	(495,578)
Balance as of December 31, 2007	$32,105,110

During its business planning process for calendar year 2008, which commenced in September 2007, the Company concluded that it would not currently commit additional marketing resources for its online personals site, GreatBoyfriends.com. Accordingly, the Company reduced its future revenue expectations and estimated future cash flows for that reporting unit. In addition, using an income approach based on the estimated present value of future cash flows from that unit, the Company determined that the carrying value of goodwill for GreatBoyfriends.com exceeded its implied fair value at September 30, 2007 and recorded an impairment charge of approximately $496,000. The Company completed the most recent impairment test of its remaining goodwill as of October 1, 2007. No other impairment of goodwill was indicated at that time. Under SFAS No. 142, the Company is required to perform goodwill impairment tests on at least an annual basis or more frequently if circumstances dictate. There can be no assurance that future goodwill impairment tests will not result in additional charges to income.

7. Intangible Assets

Intangible assets consist of the following:

	December 31, 2007			December 31, 2006		
	Gross Cost Carrying Amount	Accumulated Amortization	Net Cost	Gross Cost Carrying Amount	Accumulated Amortization	Net Cost
Indefinite lived intangibles:						
Tradenames	$15,220,000	$ —	$15,220,000	$15,220,000	$ —	$15,220,000
Amortizable intangibles:						
Customer and advertiser relationships	5,610,000	830,378	4,779,622	4,940,000	175,000	4,765,000
Developed technology and patents	12,280,000	3,227,000	9,053,000	12,280,000	771,000	11,509,000
Trademarks and Tradenames	211,920	109,603	102,317	211,920	56,153	155,767
Service contracts and Other	3,328,000	1,530,256	1,797,744	3,248,000	882,642	2,365,358
	21,429,920	5,697,237	15,732,683	20,679,920	1,884,795	18,795,125
Total	$36,649,920	$5,697,237	$30,952,683	$35,899,920	$1,884,795	$34,015,125

Definite lived intangible assets are amortized over their estimated useful lives as follows:

Customer and advertiser relationships	4 to 10 years
Developed technology and patents	5 years
Trademarks and tradenames	3 to 5 years
Service contracts and other	1 to 7 years

The increase in the gross cost carrying amount of intangibles for the year ended December 31, 2007 resulted from adjustments to the appraised fair value of assets acquired in connection with the acquisition of WeddingChannel (see Note 16).

Amortization expense was $3,812,000 for the year ended December 31, 2007, $1,290,000 for the year ended December 31, 2006 and $140,000 for the year ended December 31, 2005. Estimated annual amortization expense is $3,635,000 in calendar year 2008, $3,598,000 in calendar year 2009, $3,524,000 in calendar year 2010, $2,375,000 in calendar year 2011, $555,000 in calendar year 2012 and $2,046,000, thereafter.

8. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31,	
	2007	2006
Accounts payable	$2,053,126	$2,156,070
Professional services	680,067	536,602
Compensation and related benefits	1,621,464	1,658,577
Other accrued expenses	3,261,774	3,309,774
	$7,616,431	$7,661,023

9. Long Term Debt

Long-term debt consists of the following:

	December 31,	
	2007	2006
Note due in annual installments of $60,000 through October 2008, based on imputed interest of 8.75%	$55,173	$105,906
Less current portion	55,173	50,733
Long term debt, excluding current portion	$ —	$ 55,173

The long-term obligation matures in October 2008. Interest expense was approximately $8,000, $12,000, and $15,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

10. Relationships with Related Parties

America Online, Inc. ("AOL")

On July 23, 1999, the Company entered into an Amended and Restated Anchor Tenant Agreement with AOL (the "AOL Agreement"). Pursuant to the AOL Agreement, the Company issued a warrant to purchase 366,667 shares of the Company's common stock at $7.20 per share, subject to certain anti-dilution provisions. As of August 16, 2006, the effect of these anti-dilution provisions was to reduce the exercise price under the warrant to $5.64 per share and to increase the number of shares that may be purchased to 467,749.

On August 16, 2006, The Knot issued 316,859 shares of common stock upon the exercise of the warrant in consideration of the termination of the right to purchase an additional 150,890 shares of common stock pursuant to the warrant's net exercise provision. The warrant was exercised by TW AOL Holdings Inc. ("TW AOL"), an affiliate of Time Warner Inc., following assignment of the warrant to TW AOL by a successor of AOL.

Comcast Corporation

Under royalty-free license agreements with Comcast Cable Communications, LLC and Comcast Online, the Company provides video-on-demand programming content and editorial content for use by these affiliates of Comcast Corporation in connection with their cable and online properties. The Company entered into these agreements to build further brand recognition for The Knot.

In August 2006, Comcast Corporation sold 4,025,590 shares of common stock of the Company, representing its entire investment in the Company, as a selling shareholder in the Company's follow-on offering (See Note 11).

Macy's Inc. ("Macy's")

On February 19, 2002, the Company entered into a Common Stock Purchase Agreement (the "Agreement") with May Bridal, an affiliate of May Department Stores Company, pursuant to which the Company sold 3,575,747 shares of its common stock to May Bridal for $5,000,000 in cash. The Agreement provided that if the Company proposed to sell, transfer or otherwise issue any common or preferred stock or other interest convertible into common stock ("equity interests") to any third party (other than shares previously reserved or certain shares which shall be reserved for future issuance pursuant to Stock Incentive Plans approved by the Board of Directors or stockholders of the Company) and which transaction would dilute May Bridal's interest in the common stock or voting power of the Company prior to such transaction by more than one percentage point, then the Company would offer May Bridal the right to acquire a similar equity interest, on the same terms and conditions as offered to the third party, in such amount as to preserve its percentage interest in the common stock and voting power of the Company. If the Company proposed to acquire any equity interest from a third party, which transaction would result in May Bridal's interest in the common stock or voting power of the Company

10. Relationships with Related Parties – (continued)

exceeding 20%, then the Company would offer to acquire equity interests from May Bridal on the same terms as offered to the third party, to permit May Bridal to own less than 20% of the common stock or voting power of the Company after the transaction. In addition, under an amendment to the Agreement dated November 11, 2003, so long as May Bridal owned more than 10% of the common stock or voting power of the Company, May Bridal would have the right to designate one member of the Board of Directors of the Company and to nominate and submit such person for election by the stockholders of the Company. May Bridal waived its right to acquire equity interests in connection with the sale of common stock by the Company in November 2003.

The Company also entered into a Media Services Agreement with May pursuant to which the Company and May develop integrated marketing programs to promote and support those May department store companies that offer wedding registry services. The Media Services Agreement, as amended, had an initial term of three years expiring in February 2005 and could be automatically extended for up to three additional one-year terms unless terminated by May. In November 2004 and 2005, the Media Services Agreement was automatically extended through February 2006 and February 2007, respectively.

May Bridal was merged into May in January 2005. Macy's, formerly Federated Department Stores, Inc., acquired May through a merger effective August 30, 2005. Macy's waived its right to acquire equity interests in connection with the sale of common stock by the Company during the three months ended September 30, 2006. Macy's elected to terminate the Media Services Agreement as of February 2007.

For the years ended December 31, 2007, 2006 and 2005, the Company recorded revenues under the Media Services Agreement in the amounts of $68,000, $401,000 and $292,000, respectively. In addition, the Company recorded revenue under other advertising agreements with May affiliates and with certain Macy's affiliates subsequent to August 30, 2005, which aggregated approximately $922,000, $1.0 million and $932,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Effective June 1999, WeddingChannel and Macy's entered into the FDS Registry Agreement (the "Registry Agreement"). The Registry Agreement, as amended and supplemented, provides that WeddingChannel is responsible for the operation and maintenance of the website on which all Macy's bridal registries may be accessed. WeddingChannel receives a commission from the sale of Macy's bridal registry products through this website. The Registry Agreement currently expires in January 2011. For the year ended December 31, 2007 and for the period from September 8, 2006 to December 31, 2006, WeddingChannel recorded registry services revenue under the Registry Agreement of approximately $8.2 million and $2.0 million, respectively, and recorded other service fees from Macy's of $412,000 and $89,000, respectively.

On June 5, 2006, the Company entered into an agreement with Macy's (the "Macy's Agreement") which was effective on September 8, 2006, the date of the closing of the Company's acquisition of WeddingChannel. Pursuant to the Macy's Agreement, (1) for so long as it owns more than 5% of the outstanding common stock or voting power of the Company, Macy's shall have the right to designate one member of the Board of Directors of the Company and to nominate and submit such person for election by the stockholders of the Company, and (2) for so long as it owns a number of shares equal to at least 5% of the outstanding common stock of the Company, Macy's shall have certain registration rights. In each case under the Macy's Agreement, the outstanding common stock or voting power of the Company shall be based on the outstanding common stock or voting power of the Company immediately following the closing of the WeddingChannel acquisition and only sales or transfers (other than transfers to affiliates of Macy's) of Company common stock by Macy's or any of its affiliates shall be taken into consideration in determining whether the 5% ownership level has been satisfied.

At December 31, 2007 and 2006, the Company has accounts receivables from Macy's and its affiliates of approximately $1,327,000 and $670,000, respectively.

11. Capital Stock

The Company's Amended and Restated Certificate of Incorporation provides for 105,000,000 authorized shares of capital stock consisting of 100,000,000 shares of common stock each having a par value of $0.01 per share and 5,000,000 shares of preferred stock, each having a par value of $0.001.

Preferred Stock

The Board of Directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, and any qualifications, limitations or restrictions, of the shares of each series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series.

Common Stock

At December 31, 2007, the Company had reserved the following shares of common stock for future issuance:

Options under the 1999 Stock Incentive Plan	4,099,931
Options under the 2000 Stock Incentive Plan	280,418
Common stock warrants	201,950
Shares under the Employee Stock Purchase Plan	272,528
Total common stock reserved for future issuance	4,854,827

Private Placement of Common Stock

On July 10, 2006, the Company completed the sale of 2,750,000 shares of common stock to three institutional investors for gross proceeds of $50.2 million. The net proceeds after placement fees and other offering costs were approximately $47.6 million.

Common Stock Offering

On August 15, 2006, the Company completed a follow-on offering for the sale of 2,000,000 shares of its common stock at a public offering price per share of $16.00. On September 13, 2006, the Company issued an additional 809,600 shares of its common stock at $16.00 per share pursuant to the overallotment option set forth in the related underwriting agreement to the follow-on offering. The Company received proceeds of approximately $42.1 million net of fees, underwriting discounts and other expenses associated with the follow-on offering. The proceeds from the sale of shares completed on August 15, 2006 were used to fund a portion of the cash consideration for the WeddingChannel acquisition.

Issuance of Warrant

In October 2004, the Company retained Allen & Company LLC ("Allen") as a financial advisor for a period of two years with respect to various matters. In consideration for Allen's services and a cash payment of $1,100, the Company issued warrants to Allen to purchase 220,000 shares of the Company's common stock at $3.79 per share, subject to certain anti-dilution provisions. 132,000 of these warrants were vested on issuance and immediately exercisable. The remaining warrants vested and became exercisable in October 2005. The warrants expire in October 2010. The Company valued the warrants which vested on issuance at $335,000 by using the Black-Scholes option pricing model with an expected volatility factor of 71.4%, risk free interest rate of 3.57%, no dividend yield and the contractual life of six years. The value of the remaining warrants were reassessed quarterly until vested in October 2005. At that time, these warrants were valued at $854,000 by using the Black-Scholes option pricing model with an expected volatility factor of 67.7%, risk free interest rate of 4.45%, no dividend yield and the remaining contractual life of five years. The total value of the warrants were expensed

11. Capital Stock – (continued)

over the related service period of two years. For the years ended December 31, 2006 and 2005, the Company recorded approximately $495,000 and $603,000, respectively, of non-cash services expense associated with these warrants.

Warrant Exercise

On August 16, 2006, the Company issued 316,859 shares of common stock upon the exercise of a warrant by TW AOL Holdings Inc. ("TW AOL"), an affiliate of Time Warner Inc. (See Note 10).

On February 8, 2007, the Company issued 18,050 shares of common stock upon the exercise of a portion of the warrant by Allen and received proceeds of approximately $68,000.

12. Stock Plans

The 1999 Stock Incentive Plan (the "1999 Plan") was adopted by the Board of Directors and approved by the stockholders in November 1999, as a successor plan to the Company's 1997 Long Term Incentive Plan (the "1997 Plan"). All options under the 1997 Plan have been incorporated into the 1999 Plan. The 1999 Plan became effective upon completion of the Company's initial public offering of its common stock and was amended and restated as of March 27, 2001.

Under the terms of the 1999 Plan, 3,849,868 shares of common stock of the Company were initially reserved for incentive stock options, nonqualified stock options (incentive and nonqualified stock options are collectively referred to as "options"), stock appreciation rights, stock issuances (which may be subject to the attainment of designated performance goals or service requirements ("restricted stock"), or any combination thereof. On May 15, 2001, the Company's stockholders approved a further increase of 1,000,000 to the number of shares reserved for issuance under the 1999 Plan. Through December 31, 2007, an additional 2,458,304 shares were added to the reserve pursuant to the automatic share increase provisions of the 1999 Plan. The shares reserved under the 1999 Plan automatically increase on the first trading day in January of each calendar year by an amount equal to two percent (2%) of the total number of shares of the Company's common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 1,000,000 shares (or such other lesser number determined by the Board of Directors). Awards may be granted to such non-employee directors, officers, employees and consultants of the Company as the Compensation Committee of Board of Directors shall in its discretion select. Only employees of the Company are eligible to receive grants of incentive stock options. Options are granted at the fair market value of the stock on the date of grant. Options vest over periods up to four years and have terms not to exceed 10 years. Restricted stock awards vest over periods ranging from one to four years.

The 2000 Non-Officer Stock Incentive Plan (the "2000 Plan") was approved by the Board of Directors in June 2000. Under the terms of the 2000 Plan, 435,000 shares of common stock of the Company have been reserved for nonqualified stock options, stock issuances (which may be restricted stock) or any combination thereof. Awards may be granted to employees (other than officers or directors of the Company) and consultants and other independent advisors who provide services to the Company. Options are granted at the fair market value of the stock on the date of grant. Generally, options have vested over a four-year period and have terms not to exceed 10 years. As of December 31, 2007, there are no unvested options outstanding under the 2000 plan.

The Employee Stock Purchase Plan (the "ESPP") was adopted by the Board of Directors and approved by the stockholders in November 1999 and became effective upon completion of the Company's initial public offering of its common stock. The Compensation Committee of the Board of Directors administers the ESPP. The ESPP permits a participating employee to make contributions to purchase shares of common stock by having withheld from his or her salary an amount between 1 percent and 15 percent of compensation. Under the ESPP, eligible employees of the Company may elect to participate on the start date of an offering period or subsequent semi-annual entry date, if any, within the offering period. On each purchase date during an offering period, a participating employee's contributions will be used to purchase up to 1,000 shares of the Company's

12. Stock Plans – (continued)

common stock for such participating employee at a 15 percent discount from the fair market value, as defined in the ESPP, of such stock. Each offering period is determined by the plan administrator and may not exceed two years. The Company initially reserved 300,000 shares of common stock under the ESPP. The shares reserved automatically increase on the first trading day in January of each calendar year by the lesser of the (i) the number of shares of common stock issued under the ESPP in the immediately preceding calendar year, (ii) 300,000 shares or (iii) such other lesser amount approved by the Board of Directors. Through December 31, 2007, 393,239 shares were issued under the ESPP and 365,767 shares were added to the reserve pursuant to the automatic increase provision.

The following represents a summary of the Company's stock option activity under the 1999 and 2000 Plans and related information without regard for estimated forfeitures:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2004	3,344,921	$ 2.55
Options granted	120,000	5.16
Options exercised	(703,115)	1.75
Options canceled	(246,057)	5.21
Options outstanding at December 31, 2005	2,515,749	$ 2.63
Options granted	—	—
Options exercised	(599,813)	2.08
Options canceled	(61,960)	4.26
Options outstanding at December 31, 2006	1,853,976	$ 2.76
Options granted	410,000	18.26
Options exercised	(284,859)	2.33
Options canceled	(7,063)	2.96
Options outstanding at December 31, 2007	1,972,054	$ 6.04

The weighted average grant-date fair value of options granted during the years ended December 31, 2007 and 2005 were $5.95 and $2.43, respectively. No options were granted in 2006. The fair value of options which vested during the years ended December 31, 2007, 2006 and 2005 was $1.94, $1.85 and $1.83, respectively. The intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $6.0 million, $9.4 million and $4.3 million, respectively.

The following table summarizes information about options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding as of December 31, 2007	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number Exercisable as of December 31, 2007	Weighted Average Exercise Price
$0.42 to $1.03	414,196	3.08	$ 0.90	414,196	$0.90
$1.37 to $4.10	1,059,358	5.66	3.36	1,055,137	3.36
$4.80 to $9.00	88,500	6.11	5.61	62,110	5.86
$18.26	410,000	4.41	18.26	—	—
	1,972,054	4.88	$ 6.04	1,531,443	$2.80

12. Stock Plans – (continued)

The weighted average remaining contractual life of options exercisable as of December 31, 2007 was 4.96 years.

As of December 31, 2007, there were 2,137,877 shares available for future grants under the 1999 Plan and 270,418 shares available for future grants under the 2000 Plan.

The aggregate intrinsic value of stock options outstanding at December 31, 2007 was $20.5 million, of which $20.1 million relates to vested awards. The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the quoted price of the Company's common stock as of December 31, 2007. The following table summarizes unvested stock option activity for the year ended December 31, 2007:

	Shares	Weighted Average Exercise Price
Unvested options outstanding at December 31, 2006	173,447	$ 4.24
Granted	410,000	18.26
Vested	(137,701)	4.12
Canceled	(5,135)	3.70
Unvested options outstanding at December 31, 2007	440,611	$17.33

The weighted average grant-date fair value of ESPP rights arising from elections made by ESPP plan participants during the years ended December 31, 2007, 2006 and 2005 was $5.07, $6.30 and $2.89, respectively. During the year ended December 31, 2006, ESPP rights to approximately 13,000 shares were granted to employees who elected to change their payroll percentage deductions effective February 1, 2006, as permitted semi-annually within the offering period in effect at that date under the ESPP plan. These ESPP rights were treated as modified stock awards which had a weighted average grant-date value of $10.60. The fair value of ESPP rights that vested during the years ended December 31, 2007, 2006 and 2005 was $5.26, $7.80 and $1.66, respectively. On January 31, 2007, the Company issued 12,130 shares at a weighted average price of $15.32 under the ESPP. On July 31, 2007, the Company issued 15,342 shares at a weighted average price of $15.43 under the ESPP.

The intrinsic value of shares purchased through the ESPP on January 31, and July 31 2007 was $180,000 and $42,000, respectively. The intrinsic value of shares purchased through the ESPP on January 31 and July 31, 2006 was $237,000 and $530,000, respectively. The intrinsic value of outstanding ESPP rights as of December 31, 2007 was $5,000. The intrinsic value of ESPP rights is calculated as the discount from the quoted price of the Company's common stock, as defined in the ESPP, which was available to employees as of the respective dates.

As of December 31, 2007, there was $1.4 million of unrecognized compensation cost related to unvested stock options and ESPP rights, net of estimated forfeitures, which is expected to be recognized over a weighted average period of 2.39 years.

12. Stock Plans – (continued)

The fair value for options and ESPP rights have been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,					
	2007		2006		2005	
	Options	ESPP Rights	Options	ESPP Rights	Options	ESPP Rights
Weighted average expected option lives	4.0 years	0.50 years	N/A	0.50 years	3.69 years	0.82 years
Risk-free interest rate	4.83%	4.96% – 5.16%	N/A	4.60% – 5.18%	3.25% – 3.71%	2.95% – 3.80%
Expected volatility	32.1%	20.3% – 29.3%	N/A	25.8% – 26.8%	33% – 67.1%	23.6% – 34.2%
Dividend yield	0%	0%	N/A	0%	0%	0%

Expected volatility is based on the historical volatility of the market price of the Company's stock. The expected lives of options granted are based on analyses of historical employee termination rates and option exercises. The risk-free interest rates are based on the expected option lives and the corresponding U.S. treasury yields in effect at the time of grant. The fair value for ESPP rights includes the option exercise price discount from market value provided for under the ESPP.

During the years ended December 31, 2007 and 2006, the Company recorded $482,000 and $469,000, respectively, of compensation expense related to options and ESPP rights and received cash from the exercise of options and ESPP rights of approximately $1.3 million for both periods, for which the Company issued new shares of common stock. In January 2005, the Company issued options to acquire 50,000 shares of common stock at $4.80 per share to a consultant. The options were to vest over three years. The Company initially valued these options at $120,000 by using the Black-Scholes options pricing model with an expected volatility factor of 67.1%, risk free interest rate of 3.25%, no dividend yield and the contractual life of three years. The valuation of the unvested options was adjusted quarterly, and the total value of the options were to be expensed over the service period of three years. For the year ended December 31, 2005, the Company recorded approximately $114,000 of non-cash services expense associated with those options which vested prior to the termination of the agreement. In January 2006, the Company terminated the related consulting agreement.

As of December 31, 2007 and 2006, there were 412,547 and 423,500 service-based restricted stock awards outstanding, respectively. During the years ended December 31, 2007, 2006 and 2005, 168,000 shares, 400,000 shares and 35,000 shares, respectively, of restricted stock were awarded at weighted average grant-date fair values of $20.31, $16.50 and $8.03, respectively. During the years ended December 31, 2007 and 2006, 150,453 and 5,000 shares of restricted stock vested, respectively, and 28,500 and 6,500 shares of restricted stock were canceled, respectively. The aggregate intrinsic value of restricted shares at December 31, 2007 was $6.6 million. The intrinsic value for restricted shares is calculated based on the par value of the underlying shares and the quoted price of the Company's common stock as of December 31, 2007.

As of December 31, 2007, there was $5.6 million of total unrecognized compensation cost related to unvested restricted shares, net of estimated forfeitures, which is expected to be recognized over a weighted average period of 2.4 years. During the years ended December 31, 2007, 2006 and 2005, the Company recorded $1.9 million, $1.1 million and $60,000, respectively, of compensation expense related to restricted shares.

The tax benefit attributable to all recorded stock-based compensation was $989,000 and $626,000 for the years ended December 31, 2007 and 2006, respectively. Through December 31, 2007, the Company also recorded approximately $660,000 of tax benefits attributable to tax deductions generated from the exercise of employee stock options, vesting of restricted stock and the exercise of stock warrants in excess of related stock-based compensation, non-cash services expense and non-cash sales and marketing expense recorded for financial reporting purposes. In accordance with SFAS No. 123(R), the tax benefits for these deductions are recognized when they result in a reduction to current taxes payable and are accounted for as additional paid-in-capital.

12. Stock Plans – (continued)

See Note 2 for the Company's accounting policy for stock based compensation, as well as the effect on net income and net income per share had compensation for the stock plans been determined consistent with the provisions of SFAS No. 123, as amended, for the year ended December 31, 2005.

13. 401(k) Plan

The Company maintains a 401(k) plan covering all eligible employees and provides for a Company match on a portion of participant contributions. Employees may contribute up to 15% of their base salary, subject to IRS maximums. The Company matches 25% of the first 4% of eligible compensation contributed. The Company's matching contributions are made in cash and amounted to $114,000, $84,000 and $76,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

14. Income Taxes

The components of the provision (benefit) for income taxes are as follows:

	Year Ended December 31,		
	2007	2006	2005
Current:			
U.S Federal	$ 947,588	$ 126,440	$ 30,000
State and local	795,934	295,255	234,949
Total current	1,743,522	421,695	264,949
Deferred:			
U.S Federal	5,205,454	(7,339,643)[1]	—
State and local	1,872,438	(2,403,701)[1]	—
Total deferred	7,077,892	(9,743,344)	—
Provision (benefit) for income taxes	$8,821,414	$(9,321,649)	$264,949

(1) Certain prior year amounts have been reclassified to conform to the current year's presentation.

The reconciliation of income tax expense computed at the U.S. federal statutory rate to income tax expense for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year Ended December 31,		
	2007	2006	2005
Income taxes at federal statutory rate (35%)	$7,241,703	$ 4,936,840	$ 1,476,047
State income taxes, net of federal benefit	1,734,442	182,166	152,717
Expenses not deductible for U.S. tax purposes	70,764	89,841	85,687
Change in valuation allowances and other	(225,495)	(14,530,496)	(1,449,502)
Provision (benefit) for income taxes	$8,821,414	$ (9,321,649)	$ 264,949

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

14. Income Taxes – (continued)

Significant components of the Company's deferred tax assets and liabilities consist of the following:

	December 31,	
	2007	2006
Deferred tax assets:		
Net operating loss carryforwards	$ 21,115,000	$ 31,509,000
Stock-based compensation	1,327,000	493,000
Property and equipment	522,000	631,000
Non-cash sales and marketing and services expense	430,000	468,000
Accrued expenses	234,000	141,000
Allowance for doubtful accounts and other reserves	537,000	412,000
Other	1,441,000	785,000
Total deferred tax assets	25,606,000	34,439,000
Deferred tax liabilities:		
Intangible assets	(12,569,000)	(13,449,000)
Capitalized software costs, net of amortization	(1,609,000)	(1,565,000)
Total deferred tax liabilities	(14,178,000)	(15,014,000)
Net deferred tax assets	11,428,000	19,425,000
Valuation allowance	(200,000)	(1,580,000)
Total net deferred tax assets	$ 11,228,000	$ 17,845,000

As of December 31, 2007, current and non-current deferred tax assets were approximately $3.4 million and $22.0 million, respectively, and non-current deferred tax liabilities were approximately $14.2 million.

Prior to December 31, 2006, the Company had maintained a valuation allowance with respect to certain deferred tax assets as a result of uncertainties associated with its future profitability. As of December 31, 2006, the Company concluded, based upon its assessment of positive and negative evidence, that it was more likely than not that an additional portion of its net deferred tax assets would be realized and, accordingly, recorded a non-cash tax benefit in the fourth quarter of 2006 of $9.4 million resulting from the reversal of a portion of the valuation allowance. During 2006, the Company also utilized approximately $14.0 million of its net operating loss carryforwards.

In connection with the acquisition of WeddingChannel, the Company recorded a deferred tax asset as of the acquisition date related to certain acquired net operating loss carryforwards of WeddingChannel of $21.7 million which resulted in a reduction of goodwill associated with the acquisition. The Company had continued to maintain an estimated valuation allowance for deferred tax assets associated with certain state net operating loss carryforwards of WeddingChannel. In 2007, the Company determined that an additional amount of these state net operating loss carryforwards, as adjusted, were more likely than not to be realized and, accordingly, released a portion of the remaining valuation reserve and reduced goodwill. The realization of deferred tax assets depends on the Company's ability to continue to generate taxable income in the future, as well as other factors including limitations which may arise from changes in the Company's ownership.

As of December 31, 2007, the Company has net operating loss carryforwards of approximately $79.0 million for federal tax purposes which are set to expire in years 2019 through 2026. Approximately $64.0 million of this amount represents acquired tax loss carryforwards of WeddingChannel which are subject to limitation on future utilization under Section 382 of the Internal Revenue Code of 1986. Section 382 imposes limitations on the availability of a company's net operating losses after a more than 50 percentage point ownership change occurs. It is estimated that the effect of Section 382 will generally limit the amount of the net operating loss

14. Income Taxes – (continued)

carryforwards of WeddingChannel which is available to offset future taxable income to approximately $3.6 million annually. The overall determination of the annual loss limitation is subject to interpretation, and, therefore, the annual loss limitation could be subject to change.

As of December 31, 2007, the Company has approximately $4.3 million in unrecognized tax benefits related to certain acquired net operating loss carryforwards of WeddingChannel arising from a tax position taken in the 2006 income tax filings related to losses associated with the dissolution of a subsidiary. This amount has been netted against the related deferred tax assets and, if recognized, would result in a reduction of goodwill. However, a portion of these unrecognized tax benefits could be subject to a valuation allowance if and when recognized in a future period.

Approximately $15.0 million of the Company's net operating loss carryforwards for tax purposes is attributable to tax deductions generated from the exercise of employee stock options, vesting of restricted stock and the exercise of stock warrants in excess of related stock-based compensation, non-cash services expense and non-cash sales and marketing expense recorded for financial reporting purposes. In accordance with SFAS No. 123(R), the related tax benefits for these net operating loss carryforwards are recognized when they result in a reduction to current taxes payable and are accounted for as additional paid-in-capital. In 2007, the Company recognized approximately $660,000 in benefits associated with these tax deductions.

The Company is subject to taxation in the United States and various state and local jurisdictions. In December 2007, the Internal Revenue Service completed its audit of the Company's 2005 U.S. federal tax return with no adjustment. As of December 31, 2007, none of the Company's other tax returns have been examined by any income taxing authority. As a result of the ongoing use of tax loss carryforwards, all of the Company's U.S. federal tax returns from 1998 through 2004 and 2006, its more significant state and local returns, as well as all tax returns of WeddingChannel remain subject to examination. Through December 31, 2007, the Company has not recorded any interest and penalties related to uncertain tax positions.

15. Commitments and Contingencies

Operating Leases

The Company leases office facilities and certain warehouse space under noncancelable operating lease agreements which expire at various dates through 2012. Future minimum lease payments under noncancelable operating leases are as follows:

Year Ending December 31:	
2008	$1,230,000
2009	1,089,000
2010	847,000
2011	655,000
2012	153,000
Total	$3,974,000

Rent expense for the years ended December 31, 2007, 2006 and 2005 amounted to approximately $1.2 million, $1.0 million and $894,000, respectively. Rent expense is recognized on a straight-line basis over the respective life of each operating lease.

Legal Proceedings

The Company is engaged in legal actions as of December 31, 2007, arising in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material effect on its results of operations, financial position or cash flows. (See Note 18 for disclosure of a legal proceeding arising subsequent to December 31, 2007.)

16. Acquisitions

WeddingChannel

On September 8, 2006, the Company completed the acquisition of WeddingChannel, through the merger of IDO Acquisition Corporation, a wholly-owned subsidiary of the Company, with and into WeddingChannel. The Company undertook the acquisition to increase the Company's market share and provide the Company additional opportunities to leverage its core assets including its audience and local and national sales forces. In addition, the Company undertook the acquisition to enhance the services the Company is able to provide engaged couples and their wedding guests through WeddingChannel's registry offerings. The purchase price for all of the capital stock and stock options of WeddingChannel was approximately $81.9 million, representing cash paid of $60.9 million, the issuance of 1,144,144 shares of common stock valued at $18.6 million and direct transaction costs of $2.4 million. The purchase price included a working capital adjustment of $2.9 million. The value of the common stock portion of the purchase price was determined based on the market price of the Company's common stock at the time the Company made its determination to pay the primary consideration, as defined in the merger agreement, which fixed the consideration for the outstanding capital stock and stock options of WeddingChannel. The purchase price reflects a reduction of $808,000 and 5,732 shares of common stock based upon a final determination of WeddingChannel's working capital, as defined, as of September 8, 2006. In addition, approximately $5.9 million in cash and 109,268 shares of common stock included in the purchase price are currently held in an escrow account and are subject to certain deductions in the event indemnification claims are successfully asserted by the Company pursuant to the merger agreement.

In connection with this acquisition, the Company also recorded liabilities of $1.1 million, primarily for costs resulting from a plan to involuntarily terminate certain employees of WeddingChannel and for the costs of remaining lease obligations for acquired facilities that have been closed or for acquired space leased which exceeds the Company's current or projected needs due to staff reductions. As of December 31, 2007, all of these liabilities have been paid.

The total cost of the acquisition has been allocated to the assets acquired and liabilities assumed of WeddingChannel based on a determination of their fair values. The following table summarizes the cost allocation, as adjusted, at the date of acquisition:

Current assets	$ 19,755,000
Property and equipment	5,395,000
Intangible assets	35,570,000
Goodwill	21,876,000
Deferred tax assets	21,731,000
Other assets	22,000
Total assets acquired	104,349,000
Current liabilities	6,218,000
Deferred tax liabilities	15,157,000
Total liabilities acquired	21,375,000
Total estimated cost	$ 82,974,000

The acquisition of WeddingChannel was a stock transaction for tax purposes which results in different book and tax bases. Accordingly, the purchase price allocation includes $15.2 million of deferred tax liabilities related to the tax effect of the differences in the book and tax bases of property and equipment and acquired intangibles other than goodwill. In addition, a deferred tax asset of $21.7 million associated with WeddingChannel's federal and state net operating loss carryforwards was recorded.

16. Acquisitions – (continued)

The results of operations for WeddingChannel have been included in the Company's consolidated statements of operations since September 8, 2006. The following unaudited pro forma financial information presents a summary of the results of operations assuming the acquisition of WeddingChannel occurred as of the beginning of the periods presented:

	December 31,	
	2006	2005
Net revenues	$91,812,000	$72,995,000
Net income	$23,476,000	$ 6,783,000
Net earnings per share – basic	$ 0.83	$ 0.26
Net earnings per share – diluted	$ 0.77	$ 0.24

Pro forma adjustments have been made to reflect depreciation and amortization using asset values recognized after applying purchase accounting adjustments and related tax effects as well as to eliminate legal fees incurred in connection with the litigation between the Company and WeddingChannel, which was withdrawn following the acquisition. Direct transaction and other costs related to the acquisition, a gain on the sale of an investment and losses from discontinued operations, all of which were recorded by WeddingChannel prior to September 8, 2006, have been eliminated from the pro forma financial information. The pro forma earnings per share amounts are based on the pro forma weighted average number of shares outstanding which include the shares issued by the Company as a portion of the total consideration for the acquisition and the shares sold on August 15, 2006 by the Company in connection with a follow-on offering, the net proceeds from which were used to fund a portion of the cash consideration for the acquisition.

The pro forma consolidated financial information is presented for information purposes only. The pro forma consolidated financial information does not reflect the effects of changes made by the Company to the operations of the combined companies, including synergies and cost savings, and does not include one time charges resulting from the acquisition. The pro forma consolidated financial information should not be construed to be indicative of results of operations or financial position that actually would have occurred had the acquisition been consummated as of the date indicated or the Company's future results of operations or financial position.

Lilaguides

On July 25, 2006, the Company acquired the publishing business and related assets of OAM Solutions, Inc., the publisher of the *Lilaguides*, local information guides for parents, for $2.1 million, which includes direct transaction costs. The acquisition represents the Company's first significant step into the business of catering to the needs of first-time parents. The cost of this acquisition was allocated to the assets acquired based upon a determination of their fair values as follows:

Current assets	$ 8,700
Property and equipment	14,300
Tradename	83,000
Other intangibles	168,000
Goodwill	1,817,000
Total cost	$2,091,000

This acquisition would not have had a material impact with respect to the consolidated results of operations for the years ended December 31, 2006 and 2005 had the acquisition been consummated on January 1, 2005.

17. Agreement with Collages.Net, Inc. ("Collages")

In March 2005, the Company entered into a Marketing Services Agreement (the "Agreement") with Collages, a provider of hosting and website development services to professional photographers. Under the Agreement, which has a term of three years, the Company delivers online and print advertising services to Collages in exchange for having received Collages Series A Preferred Stock, which vested over the first two years of the Agreement. Through December 31, 2007, the fair value of the marketing services to be provided over the term of the Agreement approximated the fair value of Series A Preferred Stock received.

As of December 31, 2007, the Company has earned approximately $1.7 million in revenue pursuant to the Agreement. The Company has deferred recognition of this revenue since the realization of the resulting asset, representing an equity investment in Collages, is not reasonably assured.

18. Subsequent Events

Acquisition of The Bump Media, Inc.

In February 2008, the Company acquired The Bump Media, Inc. ("The Bump"), through the merger of a wholly-owned subsidiary of the Company with and into The Bump. The Bump is a publisher of local print and website guides to pregnancy, maternity and baby resources; and the acquisition will expand the Company's service offerings in these areas. The purchase price for all of the capital stock of The Bump was approximately $1.6 million in cash. Substantially all of the purchase price is expected to be allocated to intangible assets or goodwill.

Legal Proceeding

A putative amended class action complaint captioned *Haslam v. Macy's, Inc., The Knot, Inc., WeddingChannel.com, Inc. and Does 1-100* was filed in the United States District Court for the Southern District of Florida on February 22, 2008. The complaint alleges that the defendants provided customers with electronically printed receipts for credit card and debit card point of sale transactions that contained more than the last five digits of the customer's card number and/or the card's expiration date in violation of the federal Fair and Accurate Credit Transactions Act (FACTA). The complaint does not specify any actual damages for any member of the purported class. However, the complaint does seek statutory damages, which are $100 to $1,000 for each proven alleged willful violation of the statute, if any, as well as attorneys' fees and costs, unspecified compensatory and punitive damages, and a permanent injunction. While the Company intends to vigorously defend against the claims asserted, this case is in the preliminary stages of litigation and, as a result, the ultimate outcome of this case and any potential financial impact on the Company are not reasonably determinable at this time.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Write-offs, Net of Recoveries & Actual Returns	Balance at End of Year
Year Ended December 31, 2007					
Allowance for Doubtful Accounts . .	$461,984	$ 789,889	$ —	$ 215,622	$1,036,251
Allowance for Returns.	$245,583	$2,592,412	$ —	$2,457,966	$ 380,029
Year Ended December 31, 2006					
Allowance for Doubtful Accounts . .	$273,979	$ 287,360	$ —	$ 99,355	$ 461,984
Allowance for Returns.	$105,485	$2,366,422	$ —	$2,226,324	$ 245,583
Year Ended December 31, 2005					
Allowance for Doubtful Accounts . .	$410,869	$ (50,178)	$ —	$ 86,712	$ 273,979
Allowance for Returns.	$216,720	$2,073,559	$ —	$2,184,794	$ 105,485

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures, as that term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and to ensure that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the 1934 Act. Management, including the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of December 31, 2007, the Company's internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Ernst & Young LLP has issued an attestation report on management's assessment of internal control over financial reporting, a copy of which is included in this Form 10-K in Item 8, "Consolidated Financial Statements and Schedule."

There were no changes in the Company's internal control over financial reporting during the three months and year ended December 31, 2007 identified in connection with the evaluation thereof by the Company's management, including the Chief Executive Officer and Chief Financial Officer, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is incorporated by reference to the sections captioned "Election of Directors," "Management," "Board Meetings and Committees — Audit Committee," "Corporate Governance — Codes of Conduct," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Board Meetings and Committees — Nominating and Corporate Governance Committee" in our definitive proxy statement for the 2008 Annual Meeting of Stockholders which we plan to file with the Securities and Exchange Commission within 120 days of the end of the calendar year to which this report relates.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference to the sections captioned "Compensation Discussion and Analysis", "Compensation Committee Report" (which information shall be deemed furnished in this Annual Report on Form 10-K), "Executive and Director Compensation" and "Compensation Committee Interlocks and Insider Participation" in our definitive proxy statement for the 2008 Annual Meeting of Stockholders which we plan to file with the Securities and Exchange Commission within 120 days of the end of the calendar year to which this report relates.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information about our equity compensation plans as of December 31, 2007. All outstanding awards relate to our common stock. For additional information about our equity compensation plans, see Notes 11 and 12 to our consolidated financial statements in Item 8.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column)(a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,962,054	$6.0531	2,137,877
Equity compensation plans not approved by security holders	211,950[1]	$3.7971	270,418
	2,174,004	$5.8332	2,408,295

(1) Includes 201,950 shares of common stock to be issued for $3.79 per share upon exercise of a warrant issued in October 2004 in connection with the receipt of financial advisory services.

The other information required by this Item 12 is incorporated by reference to the section captioned "Ownership of Securities" in our definitive proxy statement for the 2008 Annual Meeting of Stockholders which we plan to file with the Securities and Exchange Commission within 120 days of the end of the calendar year to which this report relates.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference to the sections captioned "Certain Relationships and Related Party Transactions" and "Corporate Governance — Director Independence" in our definitive proxy statement for the 2008 Annual Meeting of Stockholders which we plan to file with the Securities and Exchange Commission within 120 days of the end of the calendar year to which this report relates.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated by reference to the sections captioned "Fees" and "Pre-Approval Policies and Procedures" in the proposal related to ratification of the appointment of our independent registered public accounting firm in our definitive proxy statement for the 2008 Annual Meeting of Stockholders which we plan to file with the Securities and Exchange Commission within 120 days of the end of the calendar year to which this report relates.

Item 15. Exhibits and Financial Statement Schedules

1. *Financial Statements.*

See Index to Consolidated Financial Statements and Schedule in Item 8.

2. *Financial Statement Schedules.*

See Index to Consolidated Financial Statements and Schedule in Item 8.

3. *Exhibits.*

Incorporated by reference to the Exhibit Index immediately preceding the exhibits attached to this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, The Knot, Inc. has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on this 13th day of March, 2008.

THE KNOT, INC.

By: /s/ David Liu
David Liu
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed by the following persons on behalf of the registrant and in the capacities indicated on March 13, 2008.

Signature	Title(s)
/s/ David Liu David Liu	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)
/s/ Richard Szefc Richard Szefc	Chief Financial Officer (principal financial and accounting officer)
/s/ Sandra Stiles Sandra Stiles	Chief Operating Officer and Director
/s/ Charles Baker Charles Baker	Director
/s/ Ira Carlin Ira Carlin	Director
/s/ Lisa Gersh Lisa Gersh	Director
/s/ Eileen Naughton Eileen Naughton	Director

EXHIBIT INDEX

Number	Description
2.1	Agreement and Plan of Merger and Reorganization, dated as of June 5, 2006, by and among The Knot, Inc., IDO Acquisition Corporation, WeddingChannel.com, Inc. and Lee Essner, as stockholder representative (Incorporated by reference to Registrant's Current Report on Form 8-K filed on June 5, 2006)
3.1	Amended and Restated Certificate of Incorporation (Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Registration number 333-87345) (the "Form S-1"))
3.2	Amended and Restated Bylaws (Incorporated by reference to the Form S-1)
4.1	Specimen Common Stock certificate (Incorporated by reference to the Form S-1)
4.2	See Exhibits 3.1 and 3.2 for provisions defining the rights of holders of common stock of the Registrant
4.3	Warrant Agreement of America Online, Inc. (Incorporated by reference to the Form S-1)
4.4	Subscription Agreement by and between The Knot and T. Rowe Price Associates, Inc. on behalf of its participating clients specified therein, dated as of November 18, 2003 (Incorporated by reference to the Registrant's Registration Statement on Form S-3 (Registration number 333-111060) (the "Form S-3"))
4.5	Subscription Agreement by and between The Knot and investment funds advised by Capital Research and Management Company, dated as of November 18, 2003 (Incorporated by reference to the Form S-3)
4.6	Warrant Certificate issued to Allen & Company LLC on October 27, 2004 (Incorporated by reference to Exhibit 4.6 to Registrant's Annual Report on Form 10-K filed on March 21, 2005)
4.7	Subscription Agreement by and between The Knot, Inc. and T. Rowe Price Associates, Inc. on behalf of its participating clients specified therein, dated as of July 7, 2006 (Incorporated by reference to the identically numbered exhibit to the Registrant's Registration Statement on Form S-3 (Registration number 333-135877) (the "2006 Form S-3"))
4.8	Subscription Agreement by and between The Knot and investment funds advised by Capital Research and Management Company, dated as of July 7, 2006 (Incorporated by reference to the identically numbered exhibit to the 2006 Form S-3)
4.9	Subscription Agreement by and between The Knot and investment funds advised by Ashford Capital Management, Inc., dated as of July 7, 2006 (Incorporated by reference to the identically numbered exhibit to the 2006 Form S-3)
10.3*	Employment Agreement between The Knot, Inc. and Richard Szefc (Incorporated by reference to the Form S-1)
10.4*	Employment Agreement between The Knot, Inc. and Sandra Stiles (Incorporated by reference to the Form S-1)
10.5*	2000 Non-Officer Stock Incentive Plan (Incorporated by reference to Exhibit 99.1 to Registrant's Registration Statement on Form S-8 (Registration number 333-41960))
10.6*	Amended and restated 1999 Stock Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (Registration number 333-74398))
10.7*	Employee Stock Purchase Plan (Incorporated by reference to the Form S-1)
10.8	Third Amended and Restated Investor Rights Agreement (Incorporated by reference to the Form S-1)

Number	Description
10.11*	Form of Indemnification Agreement (Incorporated by reference to the Form S-1)
10.12	Common Stock Purchase Agreement between The Knot, Inc. and May Bridal Corporation (Incorporated by reference to Exhibit 10.12 to Registrant's Annual Report on Form 10-K filed on March 29, 2002)
10.13	Amendment to Common Stock Purchase Agreement between The Knot and May Bridal Corporation, dated as of November 11, 2003 (Incorporated by reference to the Form S-3)
10.14	Agreement of Settlement and Mutual Release between The Knot, Inc. and America Online, Inc. (Incorporated by reference to Exhibit 10.14 to Registrant's Annual Report on Form 10-K filed on March 21, 2005)
10.15	Stock Resale Agreement, dated as of June 5, 2006, by and between The Knot, Inc. and Federated Corporate Service, Inc. (Incorporated by reference to Exhibit 2.6 to the Registrant's Current Report on Form 8-K filed on June 5, 2006)
10.16	Agreement, dated as of June 5, 2006, between Federated Department Stores, Inc. and The Knot, Inc. (Incorporated by reference to the identically numbered exhibit to Registrant's Annual Report on Form 10-K filed on March 13, 2007)
10.17*	Letter Agreement between The Knot, Inc. and Janet Scardino dated September 27, 2007 (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed October 11, 2007)
21.1	Subsidiaries
23.1	Consent of Ernst & Young LLP
31.1	Certification of Chairman and Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a), As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a), As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chairman and Chief Executive Officer Pursuant to 18 U.S.C Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement

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STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS

The Knot, Inc.
462 Broadway, Floor 6
New York, NY 10013
(212) 219-8555 phone
(212) 219-1929 fax

INVESTOR RELATIONS

Copies of our Annual Report on Form 10-K for the year ended December 31, 2007, are available without charge, upon request:
Investor Relations Department
The Knot, Inc.
462 Broadway, Floor 6
New York, NY 10013
Email: ir@theknot.com

STOCK SYMBOL

Our common stock is traded on the NASDAQ Global Market under the symbol KNOT.

MARKET PRICE OF COMMON STOCK

The following table sets forth the range of high and low sales prices over the last calendar year for our common stock:

For the quarter ended:	High	Low
December 31, 2007	$23.04	$12.63
September 30, 2007	$23.33	$17.30
June 30, 2007	$23.62	$18.26
March 31, 2007	$31.75	$20.99

We have neither declared nor paid any cash dividends on our common stock since our inception and do not anticipate doing so in the foreseeable future.

As of April 14, 2008, the approximate number of stockholders of record of our common stock was 299, and the number of beneficial holders of our common stock was 18,467. The number of beneficial holders includes those persons whose stock is in nominee or "street name" accounts through brokers.

COMPANY INFORMATION ON THE WEB

Current information about The Knot and our subsidiaries, press releases and investor information (including details about the annual meeting, the annual report and corporate governance policies) are available on our website located at www.theknot.com.

GENERAL COUNSEL

Wilmer Cutler Pickering Hale and Dorr LLP
399 Park Avenue
New York, NY 10022

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
5 Times Square
New York, NY 10036

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

FORWARD-LOOKING STATEMENTS

Please refer to the Management's Discussion and Analysis of Financial Condition and Results of Operations in Form 10-K for the year ended December 31, 2007, which accompanies and is part of this Annual Report, for a discussion related to forward-looking statements in this Annual Report.

TRADEMARK INFORMATION

The Knot, The Nest, The Nest Baby, WeddingChannel, Knot Wedding Shop, Lilaguide, PartySpot, PromSpot, ShopforWeddings, The Knot Real Weddings, The Knot Registry, The Knot TV and WeddingTracker are registered trademarks and/or service marks of The Knot, Inc. Other trademarks and service marks appearing in this Annual Report are property of their respective holders.

FRONT COVER, FROM TOP LEFT TO RIGHT: KATE POWERS; PAUL SUNDAY; ANDREW MCCAUL; ALISTAIR BERG/DIGITAL VISION/GETTY IMAGES; JIM FRANCO; MARK LUND. BACK COVER, FROM TOP LEFT TO RIGHT: DAVID TSAY; ANTONIS ACHILLEOS; MELODY FARRIN PHOTOGRAPHY; STOCKBYTE PHOTOGRAPHY/VEER; MARK LUND; CLICK IMAGERY

the knot

BOARD OF DIRECTORS

DAVID LIU
Chairman of the Board and
Chief Executive Officer
The Knot, Inc.

SANDRA STILES
Chief Operating Officer
The Knot, Inc.

CHARLES BAKER
Independent Investor

IRA CARLIN
Retired Chairman
Magna Worldwide

LISA GERSH
President and Chief Operating Officer
The Oxygen Network

EILEEN NAUGHTON
Director, Media Platforms
Google

EXECUTIVE OFFICERS

DAVID LIU
Chairman of the Board and
Chief Executive Officer

JANET SCARDINO
President and Chief Marketing Officer

SANDRA STILES
Chief Operating Officer

RICHARD SZEFC
Chief Financial Officer and Treasurer

NIC DI IORIO
Executive Vice President and Managing
Director, Technology Group















the knot

www.theknot.com

The Knot, Inc.
462 Broadway, Floor 6 New York, NY 10013
Phone: 212.219.8555







END